VINTAGE MUTUAL FUNDS

LIQUID ASSETS, T AND I SHARES
LIMITED TERM BOND
BOND
MUNICIPAL BOND

Prospectus Dated

July 30, 2007

TABLE OF CONTENTS

The following is a summary of certain key information about the Funds. You will find additional information about the Funds after this summary.

In this summary, we will identify certain kinds of risks that apply to one or more of the Funds. These risks are:

Market Risk. This is the risk that market influences will affect expected returns of all securities in ways that were not anticipated.

Interest Rate Risk. This is the risk that returns will be better or worse than expected because of changes in the level of interest rates.

Credit Risk. This is the risk associated with the ability of the firm that issues securities to meet its obligations on those securities.

The summary also describes specific risks that may apply to one Fund.

The Risk/Return Summary includes a bar chart for each Fund showing its annual returns and a table showing its average annual returns. The bar chart and the table provide an indication of the historical risk of an investment in each Fund by showing:

- changes in the Fund's performance from year to year over 10 years or, if less, the life of the Fund; and

- how the Fund's average annual returns for one, five, and 10 years, or, if less, the life of the Fund, compare to those of a broad-based securities market index.

Keep in mind that past performance, whether before or after taxes, is not indicative of future performance.

Other important things for you to note:

- You may lose money by investing in a Fund.

- An investment in a Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

- The returns presented below are shown both before and after taxes. The after-tax returns are shown in two ways: (1) assuming that an investor owned the fund during the entire period and paid taxes on the fund's distributions, and (2) assuming that an investor paid taxes on the fund's distributions and sold all shares at the end of each period.

Calculations are based on the highest individual federal income tax and capital gains tax rates in effect at the times of the distributions and the hypothetical sales. State and local taxes were not considered. For the calculations assuming all shares are sold at the end of each period, a negative pre-tax total return translates into a higher after-tax return because the calculation assumes a tax deduction for the loss incurred on the sale.

Actual after-tax returns will vary based on each investor's tax situation and may differ from those shown. Note that for funds owned in a tax-deferred account, such as an individual retirement account or a 401(k) plan, after-tax returns do not apply because such accounts are not subject to current taxes.

Some of the Funds are offered with multiple classes of shares. The annual returns shown are for one class only. Returns for other classes may vary.

Money Market Fund

Liquid Assets Fund

Objectives. The investment objectives of the Fund is safety of principal and liquidity, and to the extent consistent with these objectives, maximum current income.

Principal Investment Strategies. The Fund is a "money market fund" that seeks to maintain a stable net asset value of $1.00 per share. The Fund pursues its objectives by maintaining a portfolio of high-quality money market securities. The Fund primarily is invested in U.S. Treasury bills or notes and other obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities, and high-quality commercial paper and corporate obligations.

Principal Risks. The principal risks of investing in the Money Market Fund are interest rate risk and credit risk. Although the Money Market Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Money Market Fund.

BAR CHART AND PERFORMANCE INFORMATION

The bar chart and performance information provide an indication of the historical risk of an investment in the Fund by showing changes in the Fund performance from year to year. Past performance does not necessarily indicate how they will perform in the future.

You may obtain current yield information for any Fund by calling (800) 438-6375.

LIQUID ASSETS FUND

Annual Returns



The annual returns in the bar chart are for the Fund's Class I shares.

The total return for the quarter ended June 30, 2007 was 1.14 percent.

During the period shown in the bar chart, the highest return for a quarter was 1.53 percent (quarter ending 12/31/00) and the lowest return for a quarter was 0.11 percent (quarter ending 03/31/04).

Average Annual Total Return as of 12/31/06				
	1 Year	5 Year	10 Year	Since Inception*
Liquid Assets, T Shares	4.18%	1.79%	3.28%	3.31%
Liquid Assets, I Shares	4.33%	1.94%	3.44%	3.48%

Inception Date 10/15/96

BOND FUNDS

LIMITED TERM BOND FUND

Objective. The Fund's investment objective is total return from a portfolio of limited term, fixed income securities.

Principal Investment Strategies. The Fund invests primarily in a diversified portfolio of fixed income securities, including corporate debt securities, U.S. Government securities, and mortgage-related securities. The Fund normally invests more than 65 percent of its net assets in fixed income securities rated within the three highest rating categories or, if unrated, of comparable quality. The Fund expects to maintain a dollar-weighted average portfolio maturity of 1 to 4 years.

The Fund seeks total return through a combination of interest income from its investments and appreciation or depreciation in the value of the securities. The Fund selects investments based on both capital appreciation and depreciation adjusted periodically based on various factors, including average maturity.

Principal Risks. The principal risks of investing in the Fund are interest rate risk and credit risk. The Fund's investments in mortgage-related securities have prepayment risk, which is the risk that mortgage loans will be prepaid when interest rates decline forcing the Fund to reinvest in securities with lower interest rates. For this and other reasons, mortgage-related securities may have significantly greater price and yield volatility than traditional fixed-income securities.

BAR CHART AND PERFORMANCE INFORMATION

The bar chart and performance information provide an indication of the historical risk of an investment in the Fund by showing changes in the Fund's performance from year to year. The Fund's past performance does not necessarily indicate how it will perform in the future.

LIMITED TERM BOND FUND



The total return for the quarter ended June 30, 2007 was 0.57 percent.

During the period shown in the bar chart, the highest return for a quarter was 3.31 percent (quarter ending 03/31/01) and the lowest return for a quarter was -1.64 percent (quarter ending 3/31/96).

Average Annual Total Return as of 12/31/06				
	1 Year	5 Year	10 Year	Since Inception*
Vintage Limited Term Bond Return Before Taxes	4.31%	2.40%	4.03%	4.09%
Return After Taxes on Distributions	2.94%	1.12%	2.33%	2.32%
Return After Taxes on Distributions and Sales of Fund Shares	2.35%	0.90%	1.90%	1.90%
Lehman 1-3 Yr. Gov't/Credit	4.25%	3.27%	4.98%	5.28%

Inception Date 06/15/95

4

Returns are based on changes in principal value, reinvested dividends, and capital gain distributions, if any. Returns before taxes do not reflect effects of any income or capital gains taxes. Taxes are computed using the highest federal income tax rate. The after-tax returns reflect the rates applicable to ordinary and qualified dividends and capital gains. The returns do not reflect the impact of state and local taxes. Returns after taxes on distributions reflect the taxed return on the payment of dividends and capital gains. Returns after taxes on distributions and sale of fund shares assume the shares were sold at period-end, therefore, are also adjusted for any capital gains or losses incurred by the shareholder. Market indexes do not include expenses, which are deducted from fund returns, or taxes.

BOND FUND

Objective. The Fund's investment objective is income and capital appreciation, consistent with the preservation of capital.

Principal Investment Strategies. The Fund invests primarily in a diversified portfolio of fixed income securities, including corporate debt securities, U.S. Government securities, and mortgage-related securities. The Fund normally invests more than 65 percent of its net assets in fixed income securities rated within the three highest rating categories or, if unrated, of comparable quality. The Fund expects to maintain a dollar-weighted average portfolio maturity of 4 to 10 years.

The Fund seeks to invest in fixed-income securities to achieve both current income and appreciation. The Fund selects investments based on various factors, including average maturity and interest rate outlook.

Principal Risks. The principal risks of investing in the Fund are interest rate risk and credit risk. The Fund's investments in mortgage-related securities have prepayment risk, which is the risk that mortgage loans will be prepaid when interest rates decline forcing the Fund to reinvest in securities with lower interest rates. For this and other reasons, mortgage-related securities may have significantly greater price and yield volatility than traditional fixed-income securities.

BAR CHART AND PERFORMANCE INFORMATION

The bar chart and performance information provide an indication of the historical risk of an investment in the Fund by showing changes in the Fund's performance from year to year. The Fund's past performance does not necessarily indicate how it will perform in the future.

BOND FUND



The total return for the quarter ended June 30, 2007 was -0.64 percent.

During the period shown in the bar chart, the highest return for a quarter was 4.00 percent (quarter ending 6/30/03) and the lowest return for a quarter was -2.90 percent (quarter ending 3/31/96).

Average Annual Total Return as of 12/31/06				
	1 Year	5 Year	10 Year	Since Inception*
Vintage Bond Return Before Taxes	3.89%	3.98%	5.47%	5.51%
Return After Taxes on Distributions	2.33%	2.29%	3.27%	3.26%
Return After Taxes on Distributions and Sales of Fund Shares	1.86%	1.85%	2.68%	2.69%
Lehman Aggregate	4.33%	5.06%	6.27%	6.79%

Inception Date 07/07/95

Returns are based on changes in principal value, reinvested dividends, and capital gain distributions, if any. Returns before taxes do not reflect effects of any income or capital gains taxes. Taxes are computed using the highest federal income tax rate. The after-tax returns reflect the rates applicable to ordinary and qualified dividends and capital gains. The returns do not reflect the impact of state and local taxes. Returns after taxes on distributions reflect the taxed return on the payment of dividends and capital gains. Returns after taxes on distributions and sale of fund shares assume the shares were sold at period-end, therefore, are also adjusted for any capital gains or losses incurred by the shareholder. Market indexes do not include expenses, which are deducted from fund returns, or taxes.

MUNICIPAL BOND FUND

Objective. The Fund's investment objective is current income that is exempt from federal income taxes and capital appreciation, consistent with the preservation of capital.

Principal Investment Strategies. The Fund invests at least 80 percent of its net assets in a diversified portfolio of fixed income securities with income that is exempt from federal income taxes and is not subject to the federal alternative minimum tax. The Fund normally invests more than 80 percent of its net assets in fixed income securities rated within the three highest rating categories or, if unrated, of comparable quality. The Fund expects to maintain a dollar-weighted average portfolio maturity of 4 to 10 years.

Principal Risks. The principal risks of investing in the Fund are interest rate risk and credit risk. To the extent the Fund invests in lower-rated securities, your investment is subject to more credit risk than a fund that invests solely in higher-rated securities. The Fund's investments in municipal income securities also have the risk that special factors may adversely affect the value of municipal securities and have a significant effect on the value of the Fund's investments. These factors include political or legislative changes, uncertainties related to the tax status of municipal securities or the rights of investors in these securities.

BAR CHART AND PERFORMANCE INFORMATION

The bar chart and performance information provide an indication of the historical risk of an investment in the Fund by showing changes in the Fund's performance from year to year. The Fund's past performance does not necessarily indicate how it will perform in the future.

MUNICIPAL BOND FUND



Annual Returns

6.59% (1997), 4.83% (1998), -0.81% (1999), 7.93% (2000), 3.94% (2001), 9.08% (2002), 3.37% (2003), 2.04% (2004), 0.47% (2005), 2.94% (2006)

The total return for the quarter ended June 30, 2007 was -0.55 percent.

During the period shown in the bar chart, the highest return for a quarter was 4.27 percent (quarter ending 9/30/02) and the lowest return for a quarter was –2.48 percent (quarter ending 06/30/04).

Average Annual Total Return as of 12/31/06				
	1 Year	5 Year	10 Year	Since Inception*
Vintage Municipal Bond Return Before Taxes	2.94%	3.53%	3.99%	4.33%
Return After Taxes on Distributions	1.59%	2.14%	2.49%	2.77%
Return After Taxes on Distributions and Sales of Fund Shares	1.27%	1.73%	2.26%	2.29%
Merrill Lynch 2-17 Yr. Muni Bond	4.14%	5.34%	NA**	NA**
Merrill Lynch 1-12 Yr. Muni Bond	3.77%	4.83%	5.26%	6.10%

Inception date 2/15/93
**The index does not have ten years of history*

Returns are based on changes in principal value, reinvested dividends, and capital gain distributions, if any. Returns before taxes do not reflect effects of any income or capital gains taxes. Taxes are computed using the highest federal income tax rate. The after-tax returns reflect the rates applicable to ordinary and qualified dividends and capital gains. The returns do not reflect the impact of state and local taxes. Returns after taxes on distributions reflect the taxed return on the payment of dividends and capital gains. Returns after taxes on distributions and sale of fund shares assume the shares were sold at period-end, therefore, are also adjusted for any capital gains or losses incurred by the shareholder. Market indexes do not include expenses, which are deducted from fund returns, or taxes.

The performance of the Vintage Municipal Bond Fund is measured against the Merrill Lynch 2-17 Year Municipal Bond Index, an unmanaged index generally representative of the performance of municipal bonds with maturities of 2-17 years. During this period, the benchmark changed from the Merrill Lynch 1-12 Year Index to the Merrill Lynch 2-17 Year Index because the longer maturity profile is expected to result in higher income. The index does not reflect the deduction of fees associated with a mutual fund, such as investment management fees.

FEES AND EXPENSES OF THE FUNDS

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

SHAREHOLDER TRANSACTION EXPENSES
(Fees paid directly from your investment)…………**NONE**

Annual Fund Operating Expenses

OPERATING EXPENSES	
Liquid Assets	
Class T	
Management Fees	0.35%
Other Expenses[1]	0.56%
Total Fund Operating Expenses	**0.91%**

OPERATING EXPENSES	
Liquid Assets	
Class I	
Management Fees	0.35%
Other Expenses[1]	0.41%
Total Fund Operating Expenses	**0.76%**

OPERATING EXPENSES	
Limited Term Bond	
Management Fees	0.50%
Other Expenses[2,3,4]	0.51%
Total Fund Operating Expenses	**1.01%**

OPERATING EXPENSES	
Bond	
Management Fees	0.55%
Other Expenses[2,4,5]	0.47%
Total Fund Operating Expenses	**1.02%**

OPERATING EXPENSES	
Municipal Bond	
Management Fees	0.50%
Other Expenses[2,3,6]	0.44%
Total Fund Operating Expenses	**0.94%**

[1] The Fund plan allows for an Administrative Services Fee of up to 0.25 percent, but the fee currently approved under the plan is 0.15 percent (which is included in the table). The Fund may approve a fee of up to 0.25 percent at any time.

[2] The Fund's distribution plan allows Distribution Fees of up to 0.25 percent, but no fees are currently being paid under the plan.

[3] The Fund plan allows for an Administrative Services Fee of up to 0.25 percent, but no such fee is currently being imposed under the plan (and is not included in the table). The Fund may approve a fee of up to 0.25 percent at any time.

[4] Effective May 1, 2006, the Adviser instituted a fee waiver resulting in an actual other expense fee of 0.25 percent which makes the Total Expenses 0.75 percent. Without the waiver, total expenses would have been 1.01 percent. The Adviser may reduce or eliminate the fee waiver at any time.

[5] Effective May 1, 2006, the advisor instituted a fee waiver resulting in an actual other expense fee of 0.20 percent which makes the Total Expenses 0.75 percent. Without the waiver, total expenses would have been 1.02 percent. The Adviser may reduce or eliminate the fee waiver at any time.

[6] Effective May 1, 2006, the Adviser instituted a fee waiver resulting in an actual other expense fee of 0.25 percent which makes the Total Expenses 0.75 percent. Without the waiver, total expenses would have been 0.94 percent. The Adviser may reduce or eliminate the fee waiver at any time.

The Examples are to help you compare the cost of investing in the Funds with the cost of investing in other funds. They assume that you invest $10,000 in each Fund for the periods indicated and then redeem all your shares at the end of those periods. They also assume your investment has a 5 percent return each year and the Fund's operating expenses stay the same. Your actual costs may be higher or lower.

EXAMPLES

Liquid Assets Fund	
Class T	
After 1 year	$93
After 3 years	$290
After 5 years	$504
After 10 years	$1,120

Liquid Assets Fund	
Class I	
After 1 year	$78
After 3 years	$243
After 5 years	$422
After 10 years	$942

Limited Term Bond	
After 1 year	$103
After 3 years	$322
After 5 years	$558
After 10 years	$1,236

Bond	
After 1 year	$104
After 3 years	$325
After 5 years	$563
After 10 years	$1,248

Municipal Bond	
After 1 year	$96
After 3 years	$300
After 5 years	$520
After 10 years	$1,155

This section of the Prospectus provides a more complete description of each Fund's investment objectives, principal strategies, and risks. There can, of course, be no assurance that any Fund will achieve its investment objective.

Understand the Risks

This section describes risks that affect the Funds' portfolios as a whole. Certain of these risks may apply to one or more of the Funds. These risks are:

> **Market Risk.** This is the risk that market influences will affect expected returns of all equities and bonds in ways that were not anticipated.

> **Interest Rate Risk.** This is the risk that returns will be better or worse than expected because of changes in the level of interest rates.

> **Credit Risk.** This is the risk associated with the ability of the firm that issues securities to meet its obligations on those securities.

> **Security Selection Risk.** This risk is the possibility that securities selected for the Funds do not perform as well as other funds.

MONEY MARKET FUND

Objectives and Principal Investment Strategies

The Fund investment objectives are safety of principal and liquidity, and to the extent consistent with these objectives, maximum current income (exempt from Federal income taxes in the case of the Municipal Assets Fund). As a money market fund, it must meet the requirements of SEC Rule 2a-7. The Rule imposes strict requirements on the investment quality, maturity, and diversification of the Fund investments. Under Rule 2a-7, the Fund investments must each have a remaining maturity of no more than 397 days and the Funds must each maintain an average weighted maturity that does not exceed 90 days.

LIQUID ASSETS FUND

The Fund pursues its objectives by investing in high-quality money market obligations. The Fund may invest in:

- U.S. Treasury bills, notes and other obligations issued or guaranteed by the U.S. Government, its agencies, or instrumentalities;

- redeemable interest-bearing ownership certificates issued by one or more guaranteed loan trusts created for the purpose of acquiring participation interests in the guaranteed portion of Farmer's Home Administration guaranteed loans.

- high-quality commercial paper (rated or determined by the Adviser to be of comparable quality);

- certificates of deposit and bankers' acceptances issued by U.S. banks that have assets in excess of $10,000,000 and obligations of other banks or savings and loans insured by the FDIC;

- high-quality, short-term corporate obligations; and

- repurchase agreements collateralized by the types of securities listed above.

RISK CONSIDERATIONS

The Money Market Fund is subject to security selection risk. This risk is the possibility that selected securities will not perform as well as those selected in other funds. In addition, specific risks of the Fund portfolio include:

> **Interest Rate Risk.** Because the Fund invests in short-term securities, a change in interest rates will affect the yield as these securities mature or are sold and the Fund purchases new short-term securities with lower yields. Generally, an increase in interest rates causes the value of a debt instrument to decrease. The change in value for shorter-term securities is usually smaller than for securities with longer maturities. Because the Fund invests in securities with short maturities and seek to maintain a stable net asset value of $1.00 per share, it is possible, though unlikely, that a change in interest rates would change the value of your investment.

Credit Risk. This is the risk that the issuer of a security will default (fail to make scheduled interest and principal payments). The Fund invests in highly rated securities to minimize credit risk.

BOND FUNDS

Objectives and Principal Investment Strategies

LIMITED TERM BOND FUND

The Fund's investment objective is total return from a portfolio of limited term fixed income securities. The Fund normally invests more than 65 percent of its net assets in fixed income securities rated within the three highest rating categories or, if unrated, of comparable quality. Among the Fund's investments in fixed-income securities are corporate debt securities, U.S. Government obligations, and mortgage-related and asset-backed securities. The Fund expects to maintain a dollar-weighted average portfolio maturity of 1 to 4 years.

The Fund seeks to obtain total return through a combination of interest income from the Fund's underlying fixed income securities, appreciation or depreciation in the value of these fixed income securities, and gains or losses realized upon the sale of these securities. In selecting investments, the Fund places primary emphasis on capital appreciation and capital preservation through periodic adjustment of the average maturity or duration of the Fund's portfolio. The Fund also considers factors such as securities selection, maturity structure and sector allocation. Current income is a secondary consideration.

The Fund primarily invests in bonds, notes, and debentures of a wide range of fixed-income security issuers.

BOND FUND

The Fund's investment objective is income and capital appreciation, consistent with the preservation of capital. The Fund normally invests more than 65 percent of its net assets in debt securities rated within the three highest rating categories or, if unrated, of comparable quality. Among the Fund's investments in fixed-income securities are corporate debt securities, mortgage related and asset-backed securities, and U.S. Government obligations. In selecting investments, the Fund places primary emphasis on portfolio duration analysis, yield-curve positioning, sector allocation and issue selection. The Fund expects to maintain a dollar-weighted average portfolio maturity of 4 to 10 years.

The Fund primarily invests in bonds, notes, and debentures of a wide range of domestic fixed-income security issuers.

The market value of fixed-income securities changes as interest rates change. When interest rates decline, the value of these securities generally increases. When interest rates rise, the value of these securities generally decreases. To meet the objectives of the Fund and to seek additional stability of principal, the Fund adjusts the average maturity of its investments based on the direction of interest rate levels.

MUNICIPAL BOND FUND

The Fund's investment objective is current income which is exempt from federal income taxes and capital appreciation, consistent with the preservation of capital. The Fund normally invests at least 80 percent of its net assets in a diversified portfolio of municipal securities paying interest that is exempt from federal income taxes and that is not subject to alternative minimum tax ("AMT"). The Fund expects to maintain a dollar-weighted average portfolio maturity of 4 to 10 years.

While maintaining an average portfolio maturity of 4 to 10 years, the Fund normally invests in municipal obligations that have a stated or remaining maturity of 25 years or less or in municipal obligations with a stated or remaining maturity in excess of 25 years if such obligations have an unconditional put to sell or redeem the securities within 25 years from the date of purchase.
The Fund invests in:

- municipal bonds that are rated within the five highest rating categories; and
- municipal notes, tax-exempt commercial paper, and variable rate demand obligations that are rated within the two highest rating categories.

The Fund also may invest up to 10 percent of its total assets in municipal obligations that are unrated at the time of purchase but are determined by the Adviser to be of comparable quality to rated securities.

Municipal securities are typically classified as either "general obligation" or "revenue" bonds. General obligation securities are secured by the issuer's pledge of its full faith, credit, and taxing power for the payment of principal and interest. Revenue bonds are payable only from the revenues derived from a particular

facility or class of facilities, or, in some cases, from the proceeds of a special excise tax or other specific revenue source. The payment of principal and interest on revenue bonds is dependent solely on the ability of the user of the facilities financed by the bonds to meet its financial obligations and a secured interest in the facility.

The Fund may invest up to 25 percent of its total assets in municipal securities that are related in such a way that business or political developments or changes affecting one security could also affect the others (for example, securities with interest that is paid from projects of a similar type).

RISK CONSIDERATIONS

The principal risks of the Bond Funds are interest rate risk, credit risk, securities selection risk, and market risk.

The Bond Funds, may invest a significant portion of their assets in mortgage related and asset-backed securities. These securities have sensitivities to changes in interest rates that are different from many other types of debt securities. These types of securities are subject to prepayment when interest rates fall, which generally results in lower returns because the Funds must reinvest their assets in debt securities with lower interest rates. When interest rates rise, the maturities of these types of securities tend to lengthen because prepayments decline and the value of the securities decreases more significantly.

The Municipal Bond Fund has municipal market risk. This is the risk that special factors may adversely affect the value of municipal securities and have a significant adverse effect on the value of the Fund's investments. These factors include political or legislative changes, uncertainties related to the tax status of municipal securities, or the rights of securities holders in these securities. The Fund's investments in certain municipal securities with principal and interest payments that are made from the revenues of a specific project or facility, and not general tax revenues, may have different risk. Factors affecting the project or facility, such as local business or economic conditions, could have a significant effect on the project's ability to make payments of principal and interest on these securities.

Other Investment Policies and Risks for the Bond Funds

All of the Bond Funds may invest in debt securities rated in the five highest rating categories. The Funds also may invest up to 25 percent of their assets in debt securities rated in fifth highest rating category, which are considered below investment grade securities (commonly known as "junk bonds"). The Bond Funds' investments in lower-rated debt securities are subject to more interest rate and credit risk than investments in higher-rated debt securities.

Other Investment Information

Mortgage-Related and Asset-Backed Securities. Mortgage-related securities represent pools of mortgage loans assembled for sale to investors by various governmental agencies and government related organizations, as well as by private issuers (such as commercial banks, savings and loan institutions, mortgage bankers and private mortgage insurance companies).

Asset-backed securities represent fractional interests in pools or leases, retail installment loans or revolving credit receivables, both secured and unsecured. These assets are generally held by a trust, and payments of principal and interest or interest only are passed-through monthly or quarterly to certificate holders and may be guaranteed up to certain amounts by letters of credit issued by a financial institution affiliated or unaffiliated with the trustee or originator of the trust.

U.S. Government Securities. U.S. Government securities include obligations issued or guaranteed by the U.S. Treasury, such as Treasury bills, notes, bonds, and certificates of indebtedness, and obligations issued or guaranteed by agencies or instrumentalities of the U.S. Government.

Portfolio Turnover Rate. The portfolio turnover rate for each Fund is included in the Financial Highlights Section. The Funds are actively managed and, in some cases in response to market conditions, a Fund's portfolio turnover may exceed 100 percent. A higher rate of portfolio turnover increases brokerage and other expenses and may affect a Fund's returns. A higher portfolio turnover rate also may result in the realization of substantial net short-term capital gains, which, when distributed, are taxable to a Fund's shareholders.

Temporary Defensive Position. For temporary defensive purposes in response to adverse market or other conditions, a Fund may make investments, including short-term money market instruments or holding substantial cash reserves, that are inconsistent with the Fund's primary investment strategies. For those Funds that invest primarily in tax-exempt securities, these temporary investments could include taxable securities. While the Funds are investing for temporary defensive purposes, they may not meet their investment objectives.

Investment Adviser

The Fund's Adviser is WB Capital Management Inc. (WB Capital), 1415 28th St., Suite 200, West Des Moines, Iowa 50266. WB Capital is a wholly owned subsidiary of West Bancorporation. WB Capital provides continuous investment management to pension and profit-sharing plans, insurance companies, public agencies, banks, endowments and charitable institutions, other mutual funds, individuals and others. As of June 30, 2007, WB Capital had approximately $4.4 billion in equity, fixed income and money market assets under management. The Board of Directors approved renewal of the investment advisory agreement for one year in March, 2007. A summary of the factors the Board considers each year when the investment advisory agreement is reviewed and renewed are provided in the annual report following the renewal.

WB Capital provides investment advisory services for the Funds. For these advisory services for the fiscal year ended March 31, 2007, the Funds paid fees to WB Capital as a percentage of average daily net assets as follows:

Fund	Fee as a percentage of average daily net assets
Liquid Assets	.35%
Vintage Limited Term Bond	.50%
Vintage Bond	.55%
Vintage Municipal Bond	.50%

See the Annual Fund Operating Expenses at the beginning of the Prospectus for more information about fee waivers.

Portfolio Managers

The day-to-day management of the Liquid Assets, Limited Term Bond, Bond, and Municipal Bond Funds is the responsibility of the Fixed Income Team of WB Capital. The Fixed Income Team consists of Jeff Lorenzen, Kevin Croft and Laurie Mardis. Kevin Croft is the lead member of the Fixed Income Team for the Vintage Bond and Limited Term Bond Fund. Laurie Mardis is the lead member of the Fixed Income Team for the Municipal Bond Fund. The team meets as a group to discuss investment strategy and the lead member of the team manages the day-to-day purchases and sale of securities for the fund.

Team members are:

Jeff Lorenzen, CFA has been employed by WB Capital in various positions since 1992. He is currently President of WB Capital and has served as Chief Investment Officer since 2003. Prior to that he was Supervising Fixed Income Manager from 2000-2003. Jeff has a B.B.A degree from the University of Iowa and an M.B.A. from Drake University.

Kevin Croft, CFA has been Supervising Fixed Income Manager of WB Capital since 2003. Prior to that, he was employed as a Portfolio Manager with Principal Global Investors from 1993-2003. Kevin has B.S.B.A. degree and a M.B.A. from Drake University.

Laurie Mardis, CFA has been a Fixed Income Manager with WB Capital since 2001. Prior to that she worked for Wells Fargo & Company from 1996-2001, in fixed income research and portfolio management. Laurie has a B.S.B.A. degree and a M.B.A. from Drake University.

Additional information about the Portfolio Managers (compensation, ownership in the Funds, and other accounts managed by them, if any) is available in the Statement of Additional Information.

How the Funds Value Their Shares

The Funds are open for business each day that the New York Stock Exchange ("Exchange") and the Federal Reserve Bank ("Fed") are open for business. The Fund may choose to operate on a date when either the Fed or the Exchange is open. Except for the Money Market Funds, each Fund's net asset value or NAV is calculated as of the close of business of the Exchange, normally 3:00 p.m. Central Standard Time each open day, and the purchase or redemption price is based on the next calculation of the Fund's NAV after the order is placed. If the Fund has portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares, the Fund's NAV may change on days when shareholders will not be able to purchase or redeem the Fund's shares. The Money Market Fund NAV is calculated at 11:00 a.m. Central Standard Time.

To calculate NAV, a Fund's assets are valued and totaled, liabilities are subtracted, and the balance, called net assets, is divided by the number of shares outstanding. The Funds, other than the Money Market Fund, value their assets at their current market value determined on the basis of market quotations, or in circumstances where such quotations are not readily available, such other methods as the Funds' directors believe accurately reflect fair market value ("Fair Value Pricing"). These circumstances include situations where the security is thinly traded or is restricted. The use of fair value pricing may result in the value of the security to be over or under valued. The Money Market Fund values its securities at their amortized cost. This method involves valuing a security at its cost and thereafter applying a constant amortization to maturity of any discount or premium, regardless of the effect of fluctuating interest rates on the market value of the investment.

For the Money Market Fund, a purchase order for shares received in good order by the Fund by 11:00 a.m. Central Standard Time is effected at the net asset value per share calculated as of 11:00 a.m. Central Standard Time, and investors will receive the dividend declared that day. Investments by check normally delay the date of purchase by one day.

How to Purchase Shares

You may purchase a Fund's shares directly from the Funds, through qualified banks, broker/dealers, investment advisory firms and other organizations that have entered into dealer and/or shareholder agreements with the distributor and/or servicing agreements with the Funds.

Minimum investment amounts are: Initial $10,000
                                        Subsequent $100

All purchases must be in U.S. Dollars, initial purchase checks must be drawn on an account of the applicant. Third party, starter checks, and credit card convenience checks are not accepted. A fee is charged for checks that do not clear, the Funds will not accept a P.O. Box as a primary address, the Funds may waive its minimum purchase requirement and the Fund may reject a purchase order if it considers it in the best interests of the Fund and its shareholders.

For Liquid Assets Fund T Shares, Limited Term Bond Fund, Bond Fund, and Municipal Bond Fund

To purchase shares of these Funds, complete an Account Application and return it along with a check (or other negotiable bank draft or money order) in at least the minimum initial purchase amount, made payable to Vintage Mutual Funds, Inc. to:

> Vintage Mutual Funds, Inc.
> P.O. Box 182445
> Columbus, OH 43218-2445

An Account Application form can be obtained by calling the Funds at (800) 438-6375 or from the Funds' website at www.VintageFunds.com. Subsequent purchases of shares of a Fund may be made at any time by mailing a check, payable to Vintage Mutual Funds, Inc., to the above address. If you are an existing Fund shareholder, you may purchase additional shares by electronic funds transfer if the Funds' Transfer Agent has your bank account information on record. The purchase transaction may be initiated by calling (800) 438-6375.

For Liquid Assets Fund I Shares

To purchase shares of this Fund, complete an Account Application and return it along with a check (or other negotiable bank draft or money order) in at least the minimum initial purchase amount, made payable to Vintage Mutual Funds, Inc. to:

Vintage Mutual Funds, Inc.
1415 28th Street, Suite 200
West Des Moines, IA 50266

An Account Application form can be obtained by calling the Fund at (866) 449-8468 or from the Fund website at www.VintageFunds.com. Subsequent purchases of shares of the Fund may be made at any time by mailing a check, payable to Vintage Mutual Funds, Inc., to the above address. If you are an existing Fund shareholder, you may purchase additional shares by electronic funds transfer if the Fund Transfer Agent has your bank account information on record. The purchase transaction may be initiated by calling (866) 449-8468 or by logging onto the Vintage Mutual Fund online transaction system at www.IPASonline.com.

When purchasing shares by check or electronic funds transfer, the purchase may be delayed until the Fund is reasonably satisfied that the check or electronic funds transfer has been collected (which may take up to 10 business days).

Pursuant to federal law, all financial institutions must obtain, verify, and record information that identifies each person or entity that opens an account. When you open an account, you will be asked for the name, residential street address, date of birth, and Social Security or tax id number for each account owner and person(s) opening an account on behalf of others, such as custodians, agents, trustees, or other authorized signers.

We will use this information to verify the identity of the person(s)/entity opening the account. If we are unable to verify your identity, we are authorized to take any action permitted by law, including suspension of activity and involuntary redemption.

A Fund is required to withhold 29 percent of taxable dividends, capital gains distributions, and redemptions paid to shareholders who have not provided the Fund with their certified taxpayer identification number. To avoid this, you must provide your correct Tax Identification Number (Social Security Number for most investors) on your Account Application.

A Fund may refuse any order to purchase shares. In particular, the Funds reserve the right to restrict purchases of shares (including exchanges) when they appear to evidence a pattern of frequent purchases and sales made in response to short-term conditions. Frequent purchases combined with frequent redemption of Fund shares (except for money market funds) increase Fund expenses associated with investing and then selling portfolio securities and can reduce investment return for all shareholders. The Fund does not anticipate that the Fund will be a target of market timers and other investors that engage in these abusive strategies. The Board of Directors has approved the following policy: The Fund discourages market timers and other investors that make frequent purchases and redemptions of Fund shares (except for money market funds). With and through its Transfer Agent and Distributor, the Fund will monitor purchase and redemption activity. Purchase applications of known market timers will be rejected. The Distributor will contact shareholders of accounts that evidence frequent purchase and redemption activity to determine the basis for the activity and may refuse to accept future purchases from these shareholders.

Automatic Investment Plan

The Automatic Investment Plan enables you, as a shareholder of the Fund, to make regular monthly purchases of shares. With your authorization, the Transfer Agent will automatically purchase shares at NAV on the 5th and/or 20th of each month and have it automatically withdrawn from your bank account. In order to participate the required minimum initial purchase is $10,000. Subsequent purchases must meet the $100 minimum.

To participate in the Automatic Investment Plan, you should call our toll free number for more information.

How to Exchange Shares

You may exchange your Fund shares for shares of the same class of the other Funds. Exchanges of shares are made at the next-determined NAV. You may request an exchange by mail or telephone. You must call by 3:00 p.m. Central Standard Time to receive that day's NAV. The Funds may change, suspend, or terminate the exchange service at any time.

How to Sell Shares

You may redeem your shares (i.e., sell your shares back to the Fund) on any day the Fed and Exchange are open, either directly or through your financial intermediary. Your sale price will be the next-determined NAV after the Fund receives your sale request in proper form. Normally, proceeds will be sent by the fund within 3 business days. If you recently purchased your shares by check or electronic funds transfer, your redemption payment may be delayed until the Fund is reasonably satisfied that the check or electronic funds transfer has been collected (which may take up to 10 business days).

Selling Shares Directly to the Fund

By Mail: Send a signed letter of instruction to:

For Liquid Assets Fund T Shares, Limited Term Bond Fund, Bond Fund, and Municipal Bond Fund

Vintage Mutual Funds, Inc.
P.O. Box 182445
Columbus, OH 43218-2445

For Liquid Assets Fund I Shares

Vintage Mutual Funds, Inc.
1415 28th Street, Suite 200
West Des Moines, IA 50266

For your protection, a bank, a member firm of a national stock exchange, a credit union, a clearing agency, a savings association, or other eligible guarantor institution, must guarantee signatures. The Funds will accept signature guarantees only from members of STAMP (Securities Transfer Agents Medallion Program), MSP (New York Exchange Medallion Signature Program) or SEMP (Stock Exchanges Medallion Program). Members are subject to dollar limitations which must be considered when requesting their guarantee. The Transfer Agent may reject any signature guarantee if it believes the transaction would otherwise be improper. Additional documentation is required for the sale of shares by corporations, intermediaries, fiduciaries and surviving joint owners. If you have any questions about the procedures, contact the Funds.

By Telephone: You may redeem your shares by telephone request unless you choose not to have this option on the Account Application. Call our toll free number with instructions on how you wish to receive your redemption proceeds.

By Check: A free check writing service is available for the Money Market Funds T Shares. To establish this service and obtain checks:

- at the time the account is opened, complete the Signature Card section of the Account Application Form; or
- for an existing account, contact the Funds by telephone or mail to obtain an Account Application Form, and complete and return the Signature Card section.

You will receive the dividends and distributions declared on the shares to be redeemed up to the day that a check is presented for payment. Upon 30 days' prior written notice to you, the check writing privilege may be modified or terminated. You may not close a Fund account by writing a check. There is a $25 charge for each stop payment request. The minimum check amount is $250.

By Internet: For the Money Market I shares, you may redeem shares online through Vintage Mutual Funds' online transaction system at www.IPASonline.com. If the Fund's Transfer Agent has your bank account information on record, you can receive your redemption proceeds by electronic funds transfer. You can also receive your redemption proceeds by check.

Auto Withdrawal Plan

The Auto Withdrawal Plan enables you, as a shareholder of the Fund, to make regular monthly redemptions of shares. With your authorization, the Transfer Agent will automatically redeem shares at NAV on the 5th and/or 20th of each month and have it automatically deposited into your bank account or a check in the amount specified mailed to you. In order to participate the required minimum withdrawal is $100; and the Fund must maintain a $10,000 minimum balance.

To participate in the Auto Withdrawal Plan, you should call our toll-free number for more information.

Automatic Redemption

The Fund may automatically redeem your shares at NAV if your account drops below $10,000. Before the Fund exercises its right to redeem these shares, you will be given notice that the value of your shares is less than the minimum amount and will be allowed 30 days to make an additional investment that will increase the value of your account to at least $10,000.

If you elect to receive distributions in cash, and checks (1) are returned and marked as "undeliverable" or (2) remain uncashed for six months, your cash election will be changed automatically and your future dividend and capital gains distributions will be reinvested in the Fund at the per share NAV determined as of the date of payment of the distribution. In addition, any undeliverable checks or checks that remain uncashed for six months will be canceled and will be reinvested in the Fund at the per share NAV determined as of the date of cancellation, so long as you have a current account.

DIVIDENDS, DISTRIBUTIONS, AND TAXES

Directed Dividend Option

You may elect to have all income dividends and capital gains distributions paid by check or reinvested in any other Vintage Fund (provided the other Fund is maintained at the minimum required balance).

The Directed Dividend Option may be modified or terminated by the Funds at any time after notice to participating shareholders. Participation in the Directed Dividend Option may be terminated or changed by the shareholder at any time by writing the distributor. The Directed Dividend Option is not available to participants in an IRA.

Dividends and Capital Gains

The Limited Term Bond, Bond, and Municipal Bond Funds each intend to declare their net investment income monthly as a dividend to shareholders at the close of business on the day of declaration. The Money Market Fund declares net investment income daily as a dividend to shareholders at the close of business on the day of declaration. These Funds will generally pay such dividends monthly.

Each Fund also intends to distribute its capital gains, if any, at least annually, normally in December of each year. A shareholder will automatically receive all income dividends and capital gains distributions in additional full and fractional shares of a Fund at NAV as of the ex-dividend date, unless the shareholder elects to receive dividends or distributions in cash. Such election must be made on the Account Application; any change in such election must be made in writing to the Funds at P.O. Box 182445, Columbus, OH 43218-2445 and will become effective with respect to dividends and distributions having record dates after its receipt by the Transfer Agent. Dividends are paid in cash not later than seven business days after a shareholder's complete redemption of his or her shares.

Tax Considerations

Dividends that are distributed by a Fund that are derived from interest income exempt from federal income tax and are designated by the Fund as "exempt-interest dividends" will be exempt from regular federal income taxation. However, if tax-exempt interest earned by the Fund constitutes an item of tax preference for purposes of the AMT, then a portion of the exempt interest dividends paid by the Fund may likewise constitute an item of tax preference. In addition, any exempt-interest dividends received by corporate shareholders may constitute an adjustment to AMT income for purposes of the AMT and the environmental tax imposed under Code Sections 55 and 59A, respectively. Only the Municipal Bond and Municipal Assets Funds are expected to be eligible to designate certain dividends as "exempt-interest dividends."

Exempt-interest dividends of a Fund, although exempt from regular federal income tax, are included in the tax base for determining the extent to which Social Security and railroad benefits will be subject to federal income tax. All shareholders are required to report the receipt of dividends and distributions, including exempt-interest dividends, on their federal income tax returns.

Dividends paid out of a Fund's investment company taxable income (including dividends, taxable interest and net short-term capital gains) will be taxable to a U.S. shareholder as ordinary income. Distributions of net capital gains (the excess of net long-term capital gains over net short-term capital losses), if any, designated by a Fund as capital gain dividends are taxable as long-term capital gains, regardless of the length of time the shareholder has held a Fund's shares.

A distribution will be treated as paid on December 31 of the current calendar year if it is declared by a Fund in October, November or December of that year to shareholders of record on a date in such a month and paid by a Fund during January of the following calendar year. Such distributions will be treated as received by shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

Each year the Funds will notify shareholders of the tax status of dividends and distributions.

Shareholders should be aware that redeeming shares of the Municipal Bond Fund after tax-exempt interest income has been accrued by the Fund, but before that income has been declared as a dividend, may be disadvantageous. This is because the gain, if any, on the redemption will be taxable, even though such gain may be attributable in part to the accrued tax-exempt interest which, if distributed to the shareholder as a dividend rather than as redemption proceeds, might have qualified as an exempt-interest dividend.

Distributions from all of the Funds may be subject to state and local taxes. Distributions of a Fund that are derived from interest on U.S. Government securities may be exempt from state and local taxes in certain states. In certain states, distributions of the Municipal Bond and Municipal Assets Funds that are derived from interest on obligations of that state or its municipalities or any political subdivisions may be exempt from state and local taxes. Shareholders should consult their tax advisors regarding the possible exclusion for state and local income tax purposes of the portion of dividends paid by a Fund which is attributable to interest from U.S. Government securities and the particular tax consequences to them of an investment in a Fund, including the application of state and local tax laws.

DISTRIBUTION ARRANGEMENTS

Share Classes

In this prospectus the Money Market Fund offers the classes of shares described below. Each class of shares is exchangeable only for shares of the same class.

Share Class	Class Description
Liquid Assets T Shares	These shares offer a check writing privilege and are also offered through trust organizations or others providing shareholder services such as establishing and maintaining custodial accounts and records for their customers who invest in "T" shares, assisting customers in processing purchase, exchange and redemption requests and responding to customers' inquiries concerning their investments, though they may also be used in "sweep" programs. These shares bear separate distribution and/or shar holder servicing fees. Participating organizations selling or servicing these shares may receive different compensation with respect to one Class over another.
Liquid Assets I Shares	These shares pay no shareholder or servicing fees and therefore they are normally offered directly by the distributor or through trust organizations providing fiduciary account services for an additional fee.

OTHER

Rule 12b-1 Fees.   The Limited Term, Bond, and Municipal Bond Funds have adopted a plan under SEC Rule 12b-1 that allows the Fund to pay asset-based distribution and service fees for the distribution and sale of its shares. All of the plans allow charges of up to .25 percent but no 12b-1 fees are currently being imposed under the plan.

Administrative Service Fees. Each Fund, except Liquid Assets Fund Class I shares, has adopted a plan under the Administrative Services Plan that allows the Fund to pay service fees. The Liquid Assets Fund T shares plan allows a charge of up to .25 percent but only .15 percent is currently being imposed under each plan. All of the other Fund plans allow charges of up to .25 percent but no fees are currently being imposed under the plans.

Householding Regulatory Materials. To reduce the volume of mail you receive, only one copy of financial reports, prospectuses, and other regulatory materials is mailed to your household. You can call us at (800) 438-6375, or write to us at the Funds' address, to request (1) additional copies free of charge, or (2) that we discontinue our practice of householding regulatory materials.

The financial highlights table is intended to help you understand the Fund's financial performance for the past five years (or, if shorter, the period of the Fund's operations). Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). Deloitte & Touche LLP audited the information for the years ended March 31, 2004, March 31, 2005, March 31, 2006, and March 31, 2007. Their reports, along with the Fund's financial statements, are included in the Funds' annual reports, which are available upon request and are incorporated herein by reference. The financial information for the period prior to April 1, 2003 was audited by other auditors.

		Investment Activities			Dividends and Distributions			
	NAV Beginning of Period	Net Investment Income (Loss)	Net Realized/ Unrealized Gains (Losses)	Total from Investment Activities	From Net Investment Income	From Net Realized Gains	Return of Capital	Total Dividends and Distributions
Liquid Assets Fund "T" Shares								
Year Ended March 31, 2007	$1.00	0.04	0.00	0.04	(0.04)	0.00	0.00	(0.04)
Year Ended March 31, 2006	$1.00	0.03	0.00	0.03	(0.03)	0.00	0.00	(0.03)
Year Ended March 31, 2005	$1.00	0.01	0.00	0.01	(0.01)	0.00	0.00	(0.01)
Year Ended March 31, 2004	$1.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Year Ended March 31, 2003	$1.00	0.01	0.00	0.01	(0.01)	0.00	0.00	(0.01)
Liquid Assets Fund "I" Shares								
Year Ended March 31, 2007	$1.00	0.04	0.00	0.04	(0.04)	0.00	0.00	(0.04)
Year Ended March 31, 2006	$1.00	0.03	0.00	0.03	(0.03)	0.00	0.00	(0.03)
Year Ended March 31, 2005	$1.00	0.01	0.00	0.01	(0.01)	0.00	0.00	(0.01)
Year Ended March 31, 2004	$1.00	0.01	0.00	0.01	(0.01)	0.00	0.00	(0.01)
Year Ended March 31, 2003	$1.00	0.01	0.00	0.01	(0.01)	0.00	0.00	(0.01)
Limited Term Bond Fund								
Year Ended March 31, 2007	$9.41	0.37	0.09	0.46	(0.39)	0.00	0.00	(0.39)
Year Ended March 31, 2006	$9.47	0.30	(0.08)	0.22	(0.28)	0.00	0.00	(0.28)
Year Ended March 31, 2005	$9.76	0.26	(0.29)	(0.03)	(0.24)	0.00	(0.02)	(0.26)
Year Ended March 31, 2004	$9.62	0.28	0.14	0.42	(0.28)	0.00	0.00	(0.28)
Year Ended March 31, 2003	$9.98	0.47	(0.36)	0.11	(0.47)	0.00	0.00	(0.47)
Bond Fund								
Year Ended March 31, 2007	$9.56	0.42	0.14	0.56	(0.42)	0.00	0.00	(0.42)
Year Ended March 31, 2006	$9.80	0.40	(0.24)	0.16	(0.40)	0.00	0.00	(0.40)
Year Ended March 31, 2005	$10.05	0.40	(0.25)	0.15	(0.40)	0.00	0.00	(0.40)
Year Ended March 31, 2004	$9.78	0.41	0.28	0.69	(0.42)	0.00	0.00	(0.42)
Year Ended March 31, 2003	$9.94	0.58	(0.14)	0.44	(0.59)	(0.01)	0.00	(0.60)
Municipal Bond Fund								
Year Ended March 31, 2007	$10.12	0.35	0.06	0.41	(0.35)	(0.10)	0.00	(0.45)
Year Ended March 31, 2006	$10.49	0.33	(0.19)	0.14	(0.33)	(0.18)	0.00	(0.51)
Year Ended March 31, 2005	$11.02	0.34	(0.38)	(0.04)	(0.34)	(0.15)	0.00	(0.49)
Year Ended March 31, 2004	$11.06	0.37	0.07	0.44	(0.38)	(0.10)	0.00	(0.48)
Year Ended March 31, 2003	$10.54	0.40	0.54	0.94	(0.40)	(0.02)	0.00	(0.42)

*   During the period certain fees were voluntarily reduced. If such voluntary
     fee reductions had not occurred, the ratios would have been as indicated.

NAV End of Period	Total Return	Net Assets End of Period (000 omitted)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Ratio of Expenses to Average Net Assets*	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover
			TOTAL RETURN / RATIOS / SUPPLEMENTARY DATA				
$1.00	4.40%	$15,212	0.95%	4.28%	1.05%	4.18%	
$1.00	2.90%	$27,537	0.98%	3.04%	1.08%	2.94%	
$1.00	0.94%	$13,461	0.98%	0.93%	1.08%	0.83%	
$1.00	0.41%	$18,804	0.87%	0.41%	1.05%	0.23%	
$1.00	1.06%	$29,287	0.86%	1.09%	-----	-----	
$1.00	4.55%	$64,181	0.80%	4.52%	-----	-----	
$1.00	3.06%	$32,616	0.83%	3.28%	-----	-----	
$1.00	1.09%	$10,357	0.83%	1.03%	-----	-----	
$1.00	0.56%	$22,734	0.62%	0.56%	0.80%	0.38%	
$1.00	1.22%	$28,948	0.71%	1.21%	-----	-----	
$9.48	4.98%	$32,270	0.77%	3.72%	1.30%	3.19%	33.35%
$9.41	2.31%	$44,874	0.89%	3.05%	1.26%	2.68%	64.57%
$9.47	(0.27%)	$57,251	0.89%	2.72%	1.24%	2.38%	43.35%
$9.76	4.37%	$65,881	0.96%	2.85%	-----	-----	73.81%
$9.62	1.13%	$58,746	0.92%	4.73%	-----	-----	55.05%
$9.70	6.00%	$74,287	0.78%	4.33%	1.32%	3.79%	19.95%
$9.56	1.67%	$96,123	0.97%	3.85%	1.27%	3.55%	28.60%
$9.80	1.47%	$112,672	0.98%	3.97%	1.28%	3.67%	46.31%
$10.05	7.08%	$125,496	0.99%	4.12%	-----	-----	79.75%
$9.78	4.46%	$131,296	0.95%	5.78%	-----	-----	32.67%
$10.08	3.08%	$17,417	0.76%	3.38%	1.33%	2.80%	50.48%
$10.12	1.30%	$26,287	0.94%	3.09%	1.19%	2.84%	32.16%
$10.49	(0.34%)	$38,569	0.99%	3.15%	1.24%	2.90%	37.92%
$11.02	3.91%	$43,520	0.93%	3.30%	-----	-----	24.51%
$11.06	9.06%	$47,187	0.85%	3.60%	-----	-----	9.95%

Investment Adviser and Administrator
WB Capital Management Inc.
1415 28th St., Suite 200
West Des Moines, Iowa 50266

Distributor
Foreside Distribution Services, L.P.
3435 Stelzer Road
Columbus, Ohio 43219

Legal Counsel
Cline, Williams, Wright, Johnson & Oldfather, LLP
233 S. 13th Street
1900 U.S. Bank Building
Lincoln, Nebraska 68508

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
1100 Walnut Street, Suite 3300
Kansas City, Missouri 64106

For more information about the Funds, the following documents are available:

Annual/Semi-Annual Reports to Shareholders

Annual and Semi-Annual Reports to Shareholders contain additional information on each Fund's investments. In the Annual Report, you will find a discussion of the market conditions and investment strategies that significantly affected each Fund's performance during its last fiscal year.

Statement of Additional Information (SAI)

The Vintage Funds have an SAI, which contains more detailed information about each Fund, including its operations and investment policies. The Funds' SAI is incorporated by reference into (and is legally part of) this Prospectus.

You may request a free copy of the current Annual/Semi-Annual Report or the SAI, by contacting your broker or other financial intermediary, or by contacting the Funds:

By mail: c/o Vintage Mutual Funds, Inc.
                    1415 28th St., Suite 200
                    West Des Moines, IA 50266

By phone: For Information and Literature: (866) 449-8468

By email: inforequest@wbcap.net

By Internet: www.VintageFunds.com

Or you may view or obtain these documents from the SEC:

In person: at the SEC's Public Reference Room in Washington, D.C.

By phone: 1-202-942-8090(For information only)

By mail: Public Reference Section
                    Securities and Exchange Commission
                    Washington, DC 20549-6009
                    (Duplicating fee required)

By email: Publicinfo@sec.gov

By Internet: www.sec.gov

The Vintage Funds may not be available in all states. Please contact the Funds to determine if the Funds are available for sale in your state.

File No. 811-08910

INSTITUTIONAL RESERVES FUND

Prospectus

July 30, 2007

TABLE OF CONTENTS

Institutional Reserves Fund

Objectives. The investment objectives of the Fund are safety of principal and liquidity, and to the extent consistent with these objectives, maximum current income.

Principal Investment Strategies. The Fund is a "money market fund" that seeks to maintain a stable net asset value of $1.00 per share. The Fund is offered solely to public agencies in Illinois. The Fund pursues its objectives by maintaining a portfolio of high-quality money market securities. The Fund primarily invests in:

• U.S. Treasury bills, notes and other obligations issued or guaranteed by the U.S. Government, its agencies, or instrumentalities; and

• repurchase agreements collateralized by the types of securities listed.

Principal Risks. The principal risks of investing in the Fund are interest rate risk, credit risk and security selection risk. An investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

• **Interest Rate Risk.** This is the risk that returns will fluctuate more than expected because of changes in the level of interest rates.

• **Credit Risk.** This is the risk associated with the ability of the firm that issues or guarantees securities to meet its obligations on those securities or guarantees.

• **Security Selection Risk.** This is the risk that the securities selected may perform differently than securities selected in a similar fund. Performance of the Fund may be better or worse than other funds invested in similar securities.

Performance. The Fund commenced operations on April 1, 2003. The total return for the quarter ended June 30, 2007 was 1.23 percent.



Average Annual Total Return as of 12/31/06		
	1 Year	Since Inception*
Institutional Reserves	4.77%	2.61%

Inception date 04/01/03

To obtain current yield information for the Fund, please call 866-449-8468.

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

SHAREHOLDER TRANSACTION EXPENSES
(Fees paid directly from your investment)……………………..**NONE**

ANNUAL FUND OPERATING EXPENSES

OPERATING EXPENSES	
Management Fees	0.35%[1]
Distribution (12b-1) Fees	0.00%[2]
Other Expenses	0.39%[3]
Total Fund Operating Expenses	**0.74%**[4]

[1] The Fund's Adviser voluntarily waives part of the management fee for an actual fee of 0.15 percent. The Adviser may reduce or eliminate the fee waiver at any time.
[2] The Fund's distribution plan allows distribution fees of up to 0.25 percent, but no fees are currently being paid under the plan.
[3] The Fund plan allows for an Administrative Services Fee of up to 0.25 percent, but no such fee is currently being imposed under the plan (and is included in the table). The Fund may approve a fee of up to 0.25 percent at any time.
[4] During the fiscal year, the Fund's Adviser voluntarily waived a portion of other fees for an actual fee of 0.23 percent, which made total expenses 0.33 percent. The Adviser may reduce or eliminate the fee waiver at any time.

EXAMPLES

The Examples are to help you compare the cost of investing in the Fund with the cost of investing in other funds. They assume that you invest $10,000 in the Fund for the periods indicated and then redeem all your shares at the end of those periods. They also assume that your investment has a 5 percent return each year and that the Fund's operating expenses stay the same. Your actual costs may be higher or lower.

EXPENSE EXAMPLES	
After 1 year	$76
After 3 years	$237
After 5 years	$411
After 10 years	$918

DESCRIPTION OF THE FUND

This section of the Prospectus provides a more complete description of the Fund's investment objectives, principal strategies, and risks that are acceptable for an Illinois public agency. There can, of course, be no assurance that the Fund will achieve its investment objectives.

Objectives. The Fund's investment objectives are safety of principal and liquidity, and to the extent consistent with these objectives, maximum current income. As a money market fund, the Fund must meet the requirements of SEC Rule 2a-7. The Rule imposes strict requirements on the investment quality, maturity, and diversification of the Fund's investments. Under Rule 2a-7, the Fund's investments must each have a remaining maturity of no more than 397 days and the Fund must maintain an average weighted maturity that does not exceed 90 days.

Principal Investment Strategies. The Fund pursues its objectives by investing in high-quality money market obligations, that is those which have a high probability of timely payment. The Fund may invest in:

• U.S. Treasury bills, notes and other obligations issued or guaranteed by the U.S. Government, its agencies, or instrumentalities; and

- repurchase agreements collateralized by the types of securities listed.

- The Fund qualifies as a legal investment for public agencies and local governments under the laws of the state of Illinois.

Risk Considerations

The Fund is subject to security selection risk. This risk is the possibility that the securities selected for the Fund do not perform as well as those selected in other funds with similar investments. In addition, specific risks of the Fund's portfolio include:

Interest Rate Risk. Because the Fund invests in short-term securities, a decline in interest rates will affect the Fund's yields as these securities mature or are sold and the Fund purchases new short-term securities with lower yields. Generally, an increase in interest rates causes the value of a debt instrument to decrease. The change in value for shorter-term securities is usually smaller than for securities with longer maturities.

Credit Risk. This is the risk that the issuer of a security or a guarantor will default (fail to make scheduled interest and principal payments or fail to fulfill its promise to repurchase securities). The Fund invests in highly rated securities to minimize credit risk.

Security Selection Risk. This is the risk that the securities selected may perform differently than securities selected in similar fund. Performance of the Fund may be better or worse than other funds invested in similar securities.

Other Investment Information

U.S. Government Securities. U.S. Government securities include obligations issued or guaranteed by the U.S. Treasury, such as Treasury bills, notes, bonds, and certificates of indebtedness, and obligations issued or guaranteed by agencies or instrumentalities of the U.S. Government.

MANAGEMENT OF THE FUND

Investment Adviser

The Fund's Adviser is WB Capital Management Inc. (WB Capital), 1415 28th St., Suite 200, West Des Moines, Iowa 50266. WB Capital is a wholly owned subsidiary of West Bancorporation. WB Capital provides continuous investment management to pension and profit-sharing plans, insurance companies, public agencies, banks, endowments and charitable institutions, other mutual funds, individuals and others. As of June 30, 2007, WB Capital had approximately $4.4 billion in equity, fixed income and money market assets under management. The Board of Directors approved renewal of the investment advisory agreement for one year in March, 2007. A summary of the factors the Board considers each year when the investment advisory agreement is reviewed and renewed are provided in the annual report following the renewal.

WB Capital provides investment advisory services and order placement facilities for the Fund. For these advisory services, the Fund pays WB Capital a fee of 0.35 percent of average daily net assets of the Fund. WB Capital has voluntarily waived the fee for an actual fee of 0.15 percent; however, WB Capital may reduce or eliminate the fee waiver at any time.

Portfolio Managers. The day-to-day management of the Fund's portfolios is the responsibility of the Fixed Income Team of WB Capital.

PURCHASE AND SALE OF SHARES

How the Fund Values Its Shares

The Fund's NAV is calculated at 11:00 a.m. Central Standard Time each day the Federal Reserve Bank ("Fed") and/or New York Stock Exchange ("Exchange") is open for business. The Fund may choose to operate on a date when either the Fed or the Exchange is open.

To calculate NAV, a Fund's assets are valued and totaled, liabilities are subtracted, and the balance, called net assets, is divided by the number of shares outstanding. The Fund values its securities at their amortized cost. This method involves valuing a security at its cost and thereafter applying a constant amortization to maturity of any discount or premium, regardless of the effect of fluctuating interest rates on the market value of the investment.

A purchase order for shares received in good order by the Fund by 11:00 a.m. Central Standard Time is effected at the net asset value per share calculated as of 11:00 a.m. Central Standard Time, and investors will receive the dividend declared that day. Investments by check normally delay the date of purchase by one day.

How to Purchase Shares

You must be an Illinois public agency or local government to purchase shares. You may purchase shares directly or through an omnibus agency account with AMCORE Bank, N.A., Rockford, Illinois established for such public agency. The minimum initial investment in the Fund is $10,000.

All purchases must be in U.S. Dollars, the Fund will not accept a P.O. Box as a primary address, the Fund may waive its minimum purchase requirement and the Fund may reject a purchase order if it considers it in the best interests of the Fund and its shareholders.

Pursuant to federal law, all financial institutions must obtain, verify, and record information that identifies each entity that opens an account. When you open an account, you will be asked for the name, street address, tax id number for each account owner and person(s) opening an account on behalf of others, such as custodians, agents, trustees, or other authorized signers.

To purchase shares of the Fund, complete an account application and return it to: Vintage Mutual Funds, Inc., 1415 28th St., Suite 200, West Des Moines, IA 50266.

Wire transfer instructions, electronic funds transfer instructions, and account application forms can be obtained by calling (866) 449-8468. If you are an existing Fund shareholder, you may purchase additional shares by electronic funds transfer if the Fund's Transfer Agent has your bank account information on record. You may also purchase additional shares by visiting www.ipasonline.com to access your account to initiate the purchase. When purchasing your shares by electronic funds transfer, the purchase may be delayed until the Fund is reasonably satisfied that the electronic funds transfer has been collected.

A Fund is required to withhold 29 percent of taxable dividends, capital gains distributions, and redemptions paid to shareholders that have not provided the Fund with their certified taxpayer identification number. To avoid this, you must provide your correct Tax Identification Number on your account application.

Frequent purchases and redemptions of money market funds is the nature of such funds as the Fund is used for sweep arrangements and as a cash equivalent by many investors. As a result, the Board of Directors has not adopted any policy affecting a shareholder's ability to purchase and redeem shares of the Fund other than those necessary to comply with the Fund's policies and procedures regarding anti-money laundering.

How to Sell Shares

You may redeem your shares (i.e., sell your shares back to a Fund) on any day the Fed and Exchange are open. Your sales price will be the next-determined NAV after the Fund receives your sales request in proper form. Normally, proceeds will be sent by the Fund within 3 business days. If you recently purchased your shares by electronic funds transfer, your redemption payment may be delayed until the Fund is reasonably satisfied that the electronic funds transfer has been collected.

Selling Shares Directly to the Fund

By Telephone: You may redeem your shares by telephone request. Call the Fund at (866) 449-8468 with instructions on how you wish to receive your redemption proceeds.

By Internet: You may initiate your redemption by visiting www.IPASonline.com on the Internet. Call the Fund at (866) 449-8468 to obtain authorization and instructions.

Automatic Redemption

The Fund may automatically redeem your shares at NAV if your account drops below $10,000. Before the Fund exercises its right to redeem these shares, you will be given notice that the value of your shares is less than the minimum amount and will be allowed 30 days to make an additional investment that will increase the value of your account to at least $10,000.

If you elect to receive distributions in cash, and checks (1) are returned and marked as "undeliverable" or (2) remain uncashed for six months, your cash election will be changed automatically and your future dividend and capital gains distributions will be reinvested in the Fund at the per share NAV determined as of the date of payment of the distribution. In addition, any undeliverable checks or checks that remain uncashed for six months will be canceled and will be reinvested in the Fund.

Directed Dividend Option

You may elect to have all income dividends and capital gains distributions paid by electronic funds transfer or reinvested. The Directed Dividend Option may be modified or terminated by the Fund at any time after notice to participating shareholders. Participation in the Directed Dividend Option may be terminated or changed by the shareholder at any time by writing the distributor.

Dividends and Capital Gains

The Fund intends to declare net investment income daily as a dividend to shareholders at the close of business on the day of declaration. The Fund will generally pay such dividends monthly.

The Fund also intends to distribute its capital gains, if any, at least annually, normally in December of each year. A shareholder will automatically receive all income dividends and capital gains distributions in additional full and fractional shares of the Fund at NAV as of the ex-dividend date, unless the shareholder elects to receive dividends or distributions in cash. Such election must be made on the account application; any change in such election must be made in writing to the Fund at 1415 28th St., Suite 200, West Des Moines, Iowa 50266 and will become effective with respect to dividends and distributions having record dates after its receipt by the Transfer Agent. Dividends are paid in cash not later than seven business days after a shareholder's complete redemption of his or her shares.

DISTRIBUTION ARRANGEMENTS

Share Class

In this prospectus the Fund offers the S class of shares. These shares are normally offered through financial institutions providing automatic sweep investment programs to their customers.

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund's financial performance for the past five years (or, if shorter, the period of the Fund's operations). Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). Deloitte & Touche LLP audited the information for the years ended March 31, 2004, March 31, 2005, March 31, 2006 and March 31, 2007. Their report, along with the Fund's financial statements, is included in the Fund's annual report, which is available upon request and are incorporated herein by reference.

		NAV Beginning of Period	Investment Activities			Dividends and Distributions			
			Net Investment Income (Loss)	Net Realized/ Unrealized Gains (Losses)	Total from Investment Activities	From Net Investment Income	From Net Realized Gains	Return of Capital	Total Dividends and Distributions
Institutional Reserves Fund									
Year Ended	March 31, 2007	$1.00	0.05	0.00	0.05	(0.05)	0.00	0.00	(0.05)
Year Ended	March 31, 2006	$1.00	0.03	0.00	0.03	(0.03)	0.00	0.00	(0.03)
Year Ended	March 31, 2005	$1.00	0.02	0.00	0.02	(0.02)	0.00	0.00	(0.02)
Year Ended	March 31, 2004	$1.00	0.01	0.00	0.01	(0.01)	0.00	0.00	(0.01)

		TOTAL RETURN / RATIOS / SUPPLEMENTARY DATA						
		NAV End of Period	Total Return	Net Assets End of Period (000 omitted)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets
Institutional Reserves Fund								
Year Ended	March 31, 2007	$1.00	4.98%	$66,263	0.33%	4.89%	0.72%	4.50%
Year Ended	March 31, 2006	$1.00	3.47%	$46,155	0.30%	3.43%	0.72%	3.01%
Year Ended	March 31, 2005	$1.00	1.59%	$43,673	0.17%	1.62%	0.72%	1.07%
Year Ended	March 31, 2004	$1.00	1.03%	$33,034	0.14%	1.00%	0.68%	0.46%

Investment Adviser and Administrator
WB Capital Management Inc.
1415 28th St., Suite 200
West Des Moines, Iowa 50266

Distributor
Foreside Distribution Services, L.P.
3435 Stelzer Road
Columbus, Ohio 43219

Legal Counsel
Cline, Williams, Wright, Johnson & Oldfather, LLP
233 S. 13th Street
1900 U.S. Bank Building
Lincoln, Nebraska 68508

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
1100 Walnut Street, Suite 3300
Kansas City, Missouri 64106

For more information about the Fund, the following documents will be available:

Annual/Semi-Annual Reports to Shareholders

Annual and Semi-Annual Reports to Shareholders contain additional information on the Fund's investments. In the Annual Report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year.

Statement of Additional Information (SAI)

The Fund has an SAI, which contains more detailed information about the Fund, including its operations and investment policies. The Fund's SAI is incorporated by reference into (and is legally part of) this Prospectus.

You may request a free copy of the current Annual/Semi-Annual Report or the SAI, by contacting your broker or other financial intermediary, or by contacting the Fund:

By mail: c/o Vintage Mutual Funds, Inc.
                1415 28th St., Suite 200
                West Des Moines, Iowa 50266

By phone: For Information and Literature: (866) 449-8468

By email: inforequest@wbcap.net

Or you may view or obtain these documents from the SEC:

In person: at the SEC's Public Reference Room in Washington, D.C.

By phone: 1-202-942-8090 (For information only)

By mail: Public Reference Section
                Securities and Exchange Commission
                Washington, DC 20549-6009
                (Duplicating fee required)

By email: Publicinfo@sec.gov

By Internet: www.sec.gov

The Fund is currently only offered to public agencies and local governments in Illinois.

File No. 811-08910

Liquid Assets Fund S2 Shares

Prospectus

July 30, 2007

TABLE OF CONTENTS

Liquid Assets Fund

Objectives. The investment objectives of the Fund is safety of principal and liquidity, and to the extent consistent with these objectives, maximum current income.

Principal Investment Strategies. The Fund is a "money market fund" that seeks to maintain a stable net asset value of $1.00 per share. The Fund pursues its objective by maintaining a portfolio of high-quality money market securities. The Fund primarily invests in:

U.S. Treasury bills or notes and other obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities, and high-quality commercial paper and corporate obligations.

Principal Risks. The principal risks of investing in the Fund are interest rate risk and credit risk. An investment in a Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

Bar Chart and Performance Information

The bar chart for the Fund shows its annual returns followed by a table showing its average annual returns. The bar chart and the table provides an indication of the historical risk of an investment in the Fund by showing the changes in the Fund's performance from year to year over 10 years or, if less, the life of the Fund; and how the Fund's average annual returns for one, five, and 10 years, or, if less, the life of the Fund, compare to those of a broad-based securities market index. A Fund's past performance, of course, does not necessarily indicate how it will perform in the future.

You may obtain current yield information for the Fund by calling (866) 449-8468.

Liquid Assets Fund



Annual Returns

The total return for the quarter ended June 30, 2007 was 1.04 percent.

During the period shown in the bar chart, the highest return for a quarter was 1.43 percent (quarter ending 12/31/00) and the lowest return for a quarter was 0.05 percent (quarter ending 03/31/04).

Average Annual Total Return as of 12/31/06			
	1 Year	5 Year	Since Inception*
Liquid Assets, S2 Shares	3.92%	1.58%	3.03%

Inception Date 2/11/97

2

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

SHAREHOLDER TRANSACTION EXPENSES
(Fees paid directly from your investment) …………………………..**NONE**

ANNUAL FUND OPERATING EXPENSES

OPERATING EXPENSES	
Liquid Assets Class S2	
Management Fees	0.35%[1]
Distribution (12b-1) Fees1	0.15%[2]
Other Expenses	0.66%
Total Fund Operating Expenses	**1.16%**

[1] The Fund's distribution plan allows distribution fees of up to 0.25 percent, but only 0.15 is currently approved by the Fund.
[2] The Fund's other expenses include an administrative fee of 0.25 percent.

The Example is to help you compare the cost of investing in the Fund with the cost of investing in other funds. It assumes that you invest $10,000 in the Fund for the periods indicated and then redeem all your shares at the end of those periods. It also assumes that your investment has a 5 percent return each year and that the Fund's operating expenses stay the same. Your actual costs may be higher or lower.

EXPENSE EXAMPLE	
Liquid Assets Class S2	
After 1 year	$118
After 3 years	$368
After 5 years	$638
After 10 years	$1,409

DESCRIPTION OF THE FUND

This section of the Prospectus provides a more complete description of the Fund's investment objectives, principal strategies, and risks. There can, of course, be no assurance that any Fund will achieve its investment objective.

Understand the Risks

This section describes risks that affect the Fund portfolio as a whole. These risks are:

Interest Rate Risk. This is the risk that returns will be better or worse than expected because of changes in the level of interest rates.

Credit Risk. This is the risk associated with the ability of the firm that issues securities to meet its obligations on those securities.

Security Selection Risk. This is the risk that the securities selected may perform differently than securities selected in other funds. Performance of the Fund may be better or worse than other funds invested in similar securities.

Objectives and Principal Investment Strategies.

The investment objectives are safety of principal and liquidity, and to the extent consistent with these objectives, maximum current income. Money market funds must meet the requirements of SEC Rule 2a-7. The Rule imposes strict requirements on the investment quality, maturity, and diversification of the Fund investments. Under Rule 2a-7, the Fund investments must each have a remaining maturity of no more than 397 days and the Funds must each maintain an average weighted maturity that does not exceed 90 days.

Liquid Assets Fund

The Fund pursues its objectives by investing in high-quality money market obligations. The Fund may invest in:

- U.S. Treasury bills, notes and other obligations issued or guaranteed by the U.S. Government, its agencies, or instrumentalities;

- redeemable interest-bearing ownership certificates issued by one or more guaranteed loan trusts created for the purpose of acquiring participation interests in the guaranteed portion of Farmer's Home Administration guaranteed loans;

- high-quality commercial paper (rated or determined by the Adviser to be of comparable quality);

- certificates of deposit and bankers' acceptances issued by U.S. banks that have assets in excess of $10,000,000 and obligations of other banks or savings and loans insured by the FDIC;

- high-quality, short-term corporate obligations; and

- repurchase agreements collateralized by the types of securities listed.

Other Investment Information

U.S. Government Securities. U.S. Government securities include obligations issued or guaranteed by the U.S. Treasury, such as Treasury bills, notes, bonds, and certificates of indebtedness, and obligations issued or guaranteed by agencies or instrumentalities of the U.S. Government.

Temporary Defensive Position. For temporary defensive purposes in response to adverse market or other conditions, a Fund may make investments, including short-term money market instruments or holding substantial cash reserves, which are inconsistent with the Fund's primary investment strategies. For the Municipal Assets Fund which invests primarily in tax-exempt securities, these temporary investments could include taxable securities. While the Funds are investing for temporary defensive purposes, they may not meet their investment objectives.

MANAGEMENT OF THE FUND

Investment Adviser

The Fund's Adviser is WB Capital Management Inc. (WB Capital), 1415 28th St., Suite 200, West Des Moines, Iowa 50266. WB Capital is a wholly owned subsidiary of West Bancorporation. WB Capital provides continuous investment management to pension and profit-sharing plans, insurance companies, public agencies, banks, endowments and charitable institutions, other mutual funds, individuals and others. As of June 30, 2007, WB Capital had approximately $4.4 billion in equity, fixed income and money market assets under management. The Board of Directors approved renewal of the investment advisory agreement for one year in March, 2007. A summary of the factors the Board considers each year when the investment advisory agreement is reviewed and renewed are provided in the annual report following the renewal.

WB Capital provides investment advisory services for the Funds. For these advisory services for the fiscal year ended March 31, 2007, the Funds paid WB Capital as a percentage of average daily net assets .035%.

Portfolio Managers

The day-to-day management of the Fund's portfolios is the responsibility of the Fixed Income Team of WB Capital.

PURCHASE AND SALE OF SHARES

How the Fund Values Its Shares

The Fund's NAV is calculated at 11:00 a.m. Central Standard Time each day the Federal Reserve Bank ("Fed") and New York Stock Exchange ("Exchange") is open for business. The Fund may choose to operate on a date when either the Fed or the Exchange is open.

To calculate NAV, a Fund's assets are valued and totaled, liabilities are subtracted, and the balance, called net assets, is divided by the number of shares outstanding. The Fund values its securities at their amortized cost. This method involves valuing a security at its cost and thereafter applying a constant amortization to maturity of any discount or premium, regardless of the effect of fluctuating interest rates on the market value of the investment.

A purchase order for shares received in good order by the Fund by 11:00 a.m. Central Standard Time is effected at the net asset value per share calculated as of 11:00 a.m. Central Standard Time, and investors will receive the dividend declared that day. Investments by check normally delay the date of purchase by one day.

How to Purchase Shares

You may purchase a Fund's shares through qualified banks, broker/dealers, investment advisory firms and other organizations that have entered into dealer and/or shareholder agreements with the distributor and/or servicing agreements with the Funds.

Minimum investment amounts are: Initial $10,000
                                      Subsequent $100

All purchases must be in U.S. Dollars; initial purchase checks must be drawn on an account of the applicant. Third party, starter checks and credit card convenience checks are not accepted. A fee is charged for checks that do not clear, the Fund will not accept a P.O. Box as a primary address, the Fund may waive its minimum purchase requirement and the Fund may reject a purchase order if it considers it in the best interests of the Fund and its shareholders.

To purchase shares of the Fund, complete an Account Application and return it along with a check (or other negotiable bank draft or money order) in at least the minimum initial purchase amount, made payable to Vintage Mutual Funds, Inc. to:

> Vintage Mutual Funds, Inc
> 1415 28th St., Suite 200
> West Des Moines, IA 50266

An Account Application form can be obtained by calling the Fund at (866) 449-8468. Subsequent purchases of shares of the Fund may be made at any time by mailing a check, payable to Vintage Mutual Funds, Inc., to the above address. If you are an existing Fund shareholder, you may purchase shares by electronic funds transfer if you have completed the appropriate section of the Account Application by calling (866) 449-8468 to arrange a transfer from your bank account.

When purchasing your shares by check or electronic funds transfer, the purchase may be delayed until the Fund is reasonably satisfied that the check or electronic funds transfer has been collected (which may take up to 10 business days).

The Fund is required to withhold 29 percent of taxable dividends, capital gains distributions, and redemptions paid to shareholders that have not provided the Fund with their certified taxpayer identification number. To avoid this, you must provide your correct Tax Identification Number (Social Security Number for most investors) on your Account Application.

Pursuant to federal law, all financial institutions must obtain, verify, and record information that identifies each person or entity that opens an account. When you open an account, you will be asked for the name, residential street address, date of birth, and Social Security or tax id number for each account owner and person(s) opening an account on behalf of others, such as custodians, agents, trustees, or other authorized signers.

We will use this information to verify the identity of the person(s)/entity opening the account. If we are unable to verify your identity, we are authorized to take any action permitted by law, including suspension of activity and involuntary redemption.

The Fund may refuse any order to purchase shares. In particular, the Fund reserves the right to restrict purchases of shares (including exchanges) when they appear to evidence a pattern of frequent purchases and sales made in response to short-term conditions. Frequent purchases and redemptions of money market funds is the nature of such funds as the Fund is used for sweep arrangements and as a cash equivalent by many investors. As a result, the Board of Directors has not adopted any policy affecting a shareholder's ability to purchase and redeem shares of the Fund other than those necessary to comply with the Fund's policies and procedures regarding anti-money laundering.

How to Exchange Shares

You may exchange your Fund shares for shares of the same class of the other Vintage Funds. Exchanges of shares are made at the next-determined NAV. You may request an exchange by mail or telephone. The Fund may change, suspend, or terminate the exchange service at any time.

How to Sell Shares

You may redeem your shares (i.e., sell your shares back to a Fund) on any day the Fed and Exchange are open, either directly or through your financial intermediary. Your sales price will be the next-determined NAV after the Fund receives your sales request in proper form. Normally, proceeds will be sent from the Fund within 3 days. If you recently purchased your shares by check or electronic funds transfer, your redemption payment may be delayed until the Fund is reasonably satisfied that the check or electronic funds transfer has been collected (which may take up to 10 business days).

Selling Shares Directly to the Fund

By Mail: Send a signed letter of instruction to:

> Vintage Mutual Funds, Inc.
> 1415 28th St., Suite 200
> West Des Moines, IA 50266

For your protection, a bank, a member firm of a national stock exchange, a credit union, a clearing agency, a savings association, or other eligible guarantor institution, must guarantee signatures. The Funds will accept signature guarantees only from members of STAMP (Securities Transfer Agents Medallion Program), MSP (New York Exchange Medallion Signature Program) or SEMP (Stock Exchanges Medallion Program). Members are subject to dollar limitations which must be considered when requesting their guarantee. The Transfer Agent may reject any signature guarantee if it believes the transaction would otherwise be improper. Additional documentation is required for the sale of shares by corporations, intermediaries, fiduciaries and surviving joint owners. If you have any questions about the procedures, contact WB Capital.

By Telephone: You may redeem your shares by telephone request unless you choose not to have this option on the Account Application. Call the Fund at (866) 449-8468 with instructions on how you wish to receive your sale proceeds.

Auto Withdrawal Plan

The Auto Withdrawal Plan enables you, as a shareholder of the Fund, to make regular monthly redemptions of shares. With your authorization, the Transfer Agent will automatically redeem shares at NAV on the dates of the withdrawal and have it automatically deposited into your bank account or a check in the amount specified mailed to you. In order to participate:

> • the required minimum withdrawal is $100; and

> • the Fund must maintain a $10,000 minimum balance.

To participate in the Auto Withdrawal Plan, you should call (866) 449-8468 for more information.

Automatic Redemption

The Fund may automatically redeem your shares at NAV if your account drops below $10,000. Before the Fund exercises its right to redeem these shares, you will be given notice that the value of your shares is less than the minimum amount and will be allowed 30 days to make an additional investment that will increase the value of your account to at least $10,000.

If you elect to receive distributions in cash, and checks (1) are returned and marked as "undeliverable" or (2) remain uncashed for six months, your cash election will be changed automatically and your future dividend and capital gains distributions will be reinvested in the Fund at the per share NAV determined as of the date of payment of the distribution. In addition, any undeliverable checks or checks that remain uncashed for six months will be canceled and will be reinvested in the Fund.

DIVIDENDS, DISTRIBUTIONS, AND TAXES

Directed Dividend Option

You may elect to have all income dividends and capital gains distributions paid by check or reinvested in any other Vintage Fund (provided the other Fund is maintained at the minimum required balance).

The Directed Dividend Option may be modified or terminated by the Fund at any time after notice to participating shareholders. Participation in the Directed Dividend Option may be terminated or changed by the shareholder at any time by writing the distributor. The Directed Dividend Option is not available to participants in an IRA.

Dividends and Capital Gains

The Fund declares net investment income daily as a dividend to shareholders at the close of business on the day of declaration. The Fund will generally pay such dividends monthly.

The Fund also intends to distribute its capital gains, if any, at least annually, normally in December of each year. A shareholder will automatically receive all income dividends and capital gains distributions in additional full and fractional shares of a Fund at NAV as of the ex-dividend date, unless the shareholder elects to receive dividends or distributions in cash. Such election must be made on the Account Application; any change in such election must be made in writing to the Fund at 1415 28th St., Suite 200, West Des Moines, Iowa 50266 and will become effective with respect to dividends and distributions having record dates after its receipt by the Transfer Agent. Dividends are paid in cash not later than seven business days after a shareholder's complete redemption of his or her shares.

Tax Considerations

All shareholders are required to report the receipt of dividends and distributions, including exempt-interest dividends, on their federal income tax returns.

Dividends paid out of a Fund's investment company taxable income (including dividends, taxable interest and net short-term capital gains) will be taxable to a U.S. shareholder as ordinary income. Distributions of net capital gains (the excess of net long-term capital gains over net short-term capital losses), if any, designated by a Fund as capital gain dividends are taxable as long-term capital gains, regardless of the length of time the shareholder has held Fund shares.

A distribution will be treated as paid on December 31 of the current calendar year if it is declared by a Fund in October, November or December of that year to shareholders of record on a date in such a month and paid by a Fund during January of the following calendar year. Such distributions will be treated as received by shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

Each year the Fund will notify shareholders of the tax status of dividends and distributions.

DISTRIBUTION ARRANGEMENTS

Share Class

In this prospectus the Fund offers the class of shares described below:

Share Class	Class Description
Liquid Assets S2 Shares	These shares are normally offered through financial institutions providing automatic "Sweep" investment programs to their customers. These shares bear separate distribution and/or shareholder servicing fees. Participating organizations selling or servicing these shares may receive different compensation with respect to one class over another.

Rule 12b-1 Fees. The Fund has adopted a plan under SEC Rule 12b-1 that allows the Fund to pay asset-based distribution and service fees.

The Liquid Assets "S2" Shares Fund plan allows charges of up to 0.25 percent but only 0.15 percent is currently authorized under the plan.

Administrative Service Fees. The Fund has adopted a plan under the Administrative Services Plan that allows the Fund to pay service fees.

The Liquid Assets "S2" Shares Fund plan allows charges of up to 0.25 percent and 0.25 percent is currently authorized under the plan.

Householding Regulatory Materials. To reduce the volume of mail you receive, only one copy of financial reports, prospectuses, and other regulatory materials is mailed to your household. You can call us at (866) 449-8468, or write to us at the Fund's address, to request (1) additional copies free of charge, or (2) that we discontinue our practice of householding regulatory materials.

The financial highlights table is intended to help you understand the Fund's financial performance for the past five years. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). Deloitte & Touche LLP audited the information for the years ended March 31, 2004, March 31, 2005, March 31, 2006, and March 31, 2007. Their report, along with the Fund's financial statements, are included in the Fund's annual report, which is available upon request and are incorporated herein by reference. The financial information for the period prior to April 1, 2003 was audited by other auditors.

		Investment Activities			Dividends and Distributions		
	NAV Beginning of Period	Net Investment Income (Loss)	Net Realized/ Unrealized Gains (Losses)	Total from Investment Activities	From Net Investment Income	From Net Realized Gains	Return of Capital
Liquid Assets Fund "S2" Shares							
Year Ended March 31, 2007	$1.00	0.04	0.00	0.04	(0.04)	0.00	0.00
Year Ended March 31, 2006	$1.00	0.03	0.00	0.03	(0.03)	0.00	0.00
Year Ended March 31, 2005	$1.00	0.01	0.00	0.01	(0.01)	0.00	0.00
Year Ended March 31, 2004	$1.00	0.00	0.00	0.00	0.00	0.00	0.00
Year Ended March 31, 2003	$1.00	0.01	0.00	0.01	(0.01)	0.00	0.00

*   During the period certain fees were voluntarily reduced. If such voluntary fee reductions had not occurred, the ratios
       would have been as indicated.

				TOTAL RETURN / RATIOS / SUPPLEMENTARY DATA			
Total Dividends and Distributions	NAV End of Period	Total Return	Net Assets End of Period (000 omitted)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Ratio of Expenses to Average Net Assets*	Ratio of Net Investment Income (Loss) to Average Net Assets*
(0.04)	$1.00	4.14%	$36,028	1.20%	4.02%	1.30%	3.92%
(0.03)	$1.00	2.65%	$60,514	1.23%	2.64%	1.33%	2.54%
(0.01)	$1.00	0.77%	$48,241	1.16%	0.88%	1.33%	0.71%
0.00	$1.00	0.29%	$28,748	1.12%	0.29%	1.30%	0.10%
(0.01)	$1.00	0.81%	$3,958	1.11%	0.86%	-----	-----

Investment Adviser and Administrator
WB Capital Management Inc.
1415 28th St., Suite 200
West Des Moines, Iowa 50266

Distributor
Foreside Distribution Services, L.P.
3435 Stelzer Road
Columbus, Ohio 43219

Legal Counsel
Cline, Williams, Wright, Johnson & Oldfather, LLP
233 S. 13th Street
1900 U.S. Bank Building
Lincoln, Nebraska 68508

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
1100 Walnut Street, Suite 3300
Kansas City, Missouri 64106

For more information about the Fund, the following documents are available:

Annual/Semi-Annual Reports to Shareholders

Annual and Semi-Annual Reports to Shareholders contain additional information on the Fund's investments. In the Annual Report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year.

Statement of Additional Information (SAI)

The Vintage Funds have an SAI, which contains more detailed information about the Fund, including its operations and investment policies. The Fund's SAI is incorporated by reference into (and is legally part of) this Prospectus.

You may request a free copy of the current Annual/Semi-Annual Report or the SAI, by contacting your broker or other financial intermediary, or by contacting the Fund:

By mail: c/o Vintage Mutual Funds, Inc.
                1415 28th St., Suite 200
                West Des Moines, IA 50266

By phone: For Information and Literature: (866) 449-8468

By email: inforequest@webcap.net

By Internet: www.VintageFunds.com

Or you may view or obtain these documents from the SEC:

In person: at the SEC's Public Reference Room in Washington, D.C.

By phone: 1-202-942-8090 (For information only)

By mail: Public Reference Section
                Securities and Exchange Commission
                Washington, DC 20549-6009
                (Duplicating fee required)

By email: Publicinfo@sec.gov

By Internet: www.sec.gov

The Fund may not be available in all states. Please contact the Fund to determine if the Fund is available for sale in your state.

File No. 811-08910

LIQUID ASSETS FUND T SHARES

Prospectus

July 30, 2007

TABLE OF CONTENTS

Liquid Assets Fund

Objectives. The investment objectives of the Fund is safety of principal and liquidity, and to the extent consistent with these objectives, maximum current income.

Principal Investment Strategies. The Fund is a "money market fund" that seeks to maintain a stable net asset value of $1.00 per share. The Fund pursues its objectives by maintaining a portfolio of high-quality money market securities. The Fund primarily invests in:

• U.S. Treasury bills or notes and other obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities, and

• High-quality commercial paper and corporate obligations.

Principal Risks. The principal risks of investing in the Funds are interest rate risk and credit risk. An investment in a Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Funds seek to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Funds.

Bar Chart and Performance Information

The bar chart for each Fund showing its annual returns followed by a table showing its average annual returns. The bar chart and the table provide an indication of the historical risk of an investment in each Fund by showing the changes in the Fund's performance from year to year over 10 years or, if less, the life of the Fund; and how the Fund's average annual returns for one, five, and 10 years, or, if less, the life of the Fund, compare to those of a broad-based securities market index. A Fund's past performance, of course, does not necessarily indicate how it will perform in the future.

You may obtain current yield information for the Fund by calling (800) 438-6375.

Liquid Assets Fund



The total return for the quarter ended June 30, 2007 was 1.11 percent.

During the period shown in the bar chart, the highest return for a quarter was 1.50 percent (quarter ending 12/31/00) and the lowest return for a quarter was 0.07 percent (quarter ending 12/31/03).

Average Annual Total Return as of 12/31/06				
	1 Year	5 Year	10 Year	Since Inception*
Liquid Assets, T Shares	4.18%	1.79%	3.28%	3.31%

Inception Date 10/15/96

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

SHAREHOLDER TRANSACTION EXPENSES
(Fees paid directly from your investment………………..**NONE**

ANNUAL FUND OPERATING EXPENSES (expenses that are deducted from Fund assets) **AND EXAMPLES**

The Examples are to help you compare the cost of investing in the Fund with the cost of investing in other funds. They assume that you invest $10,000 in the Fund for the periods indicated and then redeem all your shares at the end of those periods. They also assume that your investment has a 5 percent return each year and that the Fund's operating expenses stay the same. Your actual costs may be higher or lower.

OPERATING EXPENSES	
Liquid Assets Fund T Shares	
Management Fees	0.35%
Other Expenses[1]	0.56%
Total Fund Operating Expenses	**0.91%**

[1] The Fund plan allows for an Administrative Services Fee of up to 0.25 percent, but the fee currently approved under the plan is 0.15 percent (which is included in the table). The Fund may approve a fee of up to 0.25 percent at any time.

EXAMPLE (as of 3/31/07)	
Liquid Assets Fund T Shares	
After 1 year	$93
After 3 years	$290
After 5 years	$504
After 10 years	$1,120

DESCRIPTION OF THE FUND

This section of the Prospectus provides a more complete description of the Fund's investment objectives, principal strategies, and risks. There can, of course, be no assurance that any Fund will achieve its investment objective.

Understand the Risks

This section describes risks that affect the Funds' portfolios as a whole. Certain of these risks may apply to one or more of the Funds. These risks are:

Interest Rate Risk. This is the risk that returns will be better or worse than expected because of changes in the level of interest rates.

Credit Risk. This is the risk associated with the ability of the firm that issues securities to meet its obligations on those securities.

Security Selection Risk. This is the risk that the securities selected may perform differently than securities selected in other funds. Performance of the Fund may be better or worse than other funds invested in similar securities.

Objectives and Principal Investment Strategies

The Fund investment objectives are safety of principal and liquidity, and to the extent consistent with these objectives, maximum current income. As a money market fund, the Fund must meet the requirements of SEC Rule 2a-7. The Rule imposes strict requirements on the investment quality, maturity, and diversification of the Fund investments. Under Rule 2a-7, the Fund investments must each have a remaining maturity of no more than 397 days and the Fund must each maintain an average weighted maturity that does not exceed 90 days.

Liquid Assets Fund

The Fund pursues its objectives by investing in high-quality money market obligations. The Fund may invest in:

- U.S. Treasury bills, notes and other obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities;

- redeemable interest-bearing ownership certificates issued by one or more guaranteed loan trusts created for the purpose of acquiring participation interests in the guaranteed portion of Farmer's Home Administration guaranteed loans;

- high-quality commercial paper (rated or determined by the Adviser to be of comparable quality);

- certificates of deposit and bankers' acceptances issued by U.S. banks that have assets in excess of $10,000,000 and obligations of other banks or savings and loans insured by the FDIC;

- high-quality, short-term corporate obligations; and

- repurchase agreements collateralized by the types of securities listed above.

Risk Considerations

The Fund is subject to securities selection risk. This is the risk that the securities selected may perform differently than securities selected in other funds. In addition, specific risks of the Funds' portfolios include:

Interest Rate Risk. Because the Fund invests in short-term securities, a decline in interest rates will affect the Fund yield as these securities mature or are sold and the Fund purchases new short-term securities with lower yields. Generally, an increase in interest rates causes the value of a debt instrument to decrease. The change in value for shorter-term securities is usually smaller than for securities with longer maturities. Because the Fund invests in securities with short maturities and seek to maintain a stable net asset value of $1.00 per share, it is possible, though unlikely, that an increase in interest rates would change the value of your investment.

Credit Risk. This is the risk that the issuer of a security will default (fail to make scheduled interest and principal payments). The Fund invests in highly rated securities to minimize credit risk.

Other Investment Information

U.S. Government Securities. U.S. Government securities include obligations issued or guaranteed by the U.S. Treasury, such as Treasury bills, notes, bonds, and certificates of indebtedness, and obligations issued or guaranteed by agencies or instrumentalities of the U.S. Government.

Temporary Defensive Position. For temporary defensive purposes in response to adverse market or other conditions, a Fund may make investments, including short-term money market instruments or holding substantial cash reserves, which are inconsistent with the Fund's primary investment strategies. While the Fund is investing for temporary defensive purposes, it may not meet their investment objectives.

Investment Adviser

The Fund's Adviser is WB Capital Management Inc. (WB Capital), 1415 28th St., Suite 200, West Des Moines, Iowa 50266. WB Capital is a wholly owned subsidiary of West Bancorporation. WB Capital provides continuous investment management to pension and profit-sharing plans, insurance companies, public agencies, banks, endowments and charitable institutions, other mutual funds, individuals and others. As of June 30, 2007, WB Capital had approximately $4.4 billion in equity, fixed income and money market assets under management. The Board of Directors approved renewal of the investment advisory agreement for one year in March, 2007. A summary of the factors the Board considers each year when the investment advisory agreement is reviewed and renewed are provided in the annual report following the renewal.

WB Capital provides investment advisory services for the Funds. For these advisory services for the fiscal year ended March 31, 2007, the Funds paid WB Capital as a percentage of average daily net assets .035%.

Portfolio Managers

The day-to-day management of the Fund portfolio is the responsibility of the Fixed Income Team of WB Capital.

PURCHASE AND SALE OF SHARES

How the Fund Values Its Shares

The Fund's NAV is calculated at 11:00 a.m. Central Standard Time each day the Federal Reserve Bank ("Fed") and New York Stock Exchange ("Exchange") is open for business. The Fund may choose to operate on a date when either the Fed or the Exchange is open.

To calculate NAV, a Fund's assets are valued and totaled, liabilities are subtracted, and the balance, called net assets, is divided by the number of shares outstanding. The Fund values its securities at their amortized cost. This method involves valuing a security at its cost and thereafter applying a constant amortization to maturity of any discount or premium, regardless of the effect of fluctuating interest rates on the market value of the investment.

A purchase order for shares received in good order by the Fund by 11:00 a.m. Central Standard Time is effected at the net asset value per share calculated as of 11:00 a.m. Central Standard Time, and investors will receive the dividend declared that day. Investments by check normally delay the date of purchase by one day.

How to Purchase Shares

You may purchase a Fund's shares through qualified banks, broker/dealers, investment advisory firms and other organizations that have entered into dealer and/or shareholder agreements with the distributor and/or servicing agreements with the Funds.

Minimum investment amounts are:	Initial	$10,000
	Subsequent	$100
401(k) and 403(b) and other plans	Initial	$10,000
	Subsequent	$100
Automatic Investment Plan	Initial	$10,000
	Subsequent	$100

All purchases must be in U.S. Dollars, initial purchase checks must be drawn on an account of the applicant. Third party, starter checks and credit card convenience checks are not accepted. A fee is charged for checks that do not clear, the Fund will not accept a P.O. Box as a primary address, the Fund may waive its minimum purchase requirement and the Fund may reject a purchase order if it considers it in the best interests of the Fund and its shareholders.

To purchase shares of the Fund, complete an Account Application and return it along with a check (or other negotiable bank draft or money order) in at least the minimum initial purchase amount, made payable to Vintage Mutual Funds, Inc. to:

> Vintage Mutual Funds, Inc.
> P.O. Box 182445
> Columbus, OH 43218-2445

An Account Application form can be obtained by calling the Fund at (800) 438-6375 or from the Fund's website at www.VintageFunds.com. Subsequent purchases of shares of the Fund may be made at any time by mailing a check, payable to Vintage Mutual Funds, Inc., to the above address. If you are an existing Fund shareholder, you may purchase shares by electronic funds transfer if you have completed the appropriate section of the Account Application by calling (800) 438-6375 to arrange a transfer from your bank account.

When purchasing your shares by check or electronic funds transfer, the purchase may be delayed until the Fund is reasonably satisfied that the check or electronic funds transfer has been collected (which may take up to 10 business days).

A Fund is required to withhold 29 percent of taxable dividends, capital gains distributions, and redemptions paid to shareholders that have not provided the Fund with their certified taxpayer identification number. To avoid this, you must provide your correct Tax Identification Number (Social Security Number for most investors) on your Account Application.

Pursuant to federal law, all financial institutions must obtain, verify, and record information that identifies each person or entity that opens an account. When you open an account, you will be asked for the name, street address, date of birth, and Social Security or tax id number for each account owner and person(s) opening an account on behalf of others, such as custodians, agents, trustees, or other authorized signers.

We will use this information to verify the identity of the person(s)/entity opening the account. If we are unable to verify your identity, we are authorized to take any action permitted by law, including suspension of activity and involuntary redemption.

A Fund may refuse any order to purchase shares. In particular, the Fund reserves the right to restrict purchases of shares (including exchanges) when they appear to evidence a pattern of frequent purchases and sales made in response to short-term conditions. Frequent purchases and redemptions of money market funds is the nature of such funds as the Fund is used for sweep arrangements and as a cash equivalent by many investors. As a result, the Board of Directors has not adopted any policy affecting a shareholder's ability to purchase and redeem shares of the Fund other than those necessary to comply with the Fund's policies and procedures regarding anti-money laundering.

How to Exchange Shares

You may exchange your Fund shares for shares of the same class of the other Vintage Funds. Exchanges of shares are made at the next-determined NAV. You may request an exchange by mail or telephone. The Fund may change, suspend, or terminate the exchange service at any time.

Auto Exchange

In order to participate in Auto Exchange, after completing the appropriate section of the Account Application, you must:

- be a shareholder of the Funds;
- have a minimum initial purchase of $10,000 in the Funds; and
- maintain a minimum account balance of $10,000.

To change Auto Exchange instructions or to discontinue the feature, you must send a written request to the Vintage Mutual Funds, Inc., P.O. Box 182445, Columbus, OH, 43218-2445. The distributor may amend or terminate Auto Exchange without notice at any time.

How to Sell Shares

You may redeem your shares (i.e., sell your shares back to a Fund) on any day the Fed and Exchange are open, either directly or through your financial intermediary. Your sales price will be the next-determined NAV after the Fund receives your sales request in proper form. Normally, proceeds will be sent by the Fund within 3 business days. If you recently purchased your shares by check or electronic funds transfer, your redemption payment may be delayed until the Fund is reasonably satisfied that the check or electronic funds transfer has been collected (which may take up to 10 business days).

Selling Shares Directly to the Fund

By Mail: Send a signed letter of instruction to:

> Vintage Mutual Funds, Inc.
> P.O. Box 182445
> Columbus, OH 43218-2445

For your protection, a bank, a member firm of a national stock exchange, a credit union, a clearing agency, a savings association, or other eligible guarantor institution, must guarantee signatures. The Fund will accept signature guarantees only from members of STAMP (Securities Transfer Agents Medallion Program), MSP (New York Exchange Medallion Signature Program) or SEMP (Stock Exchanges Medallion Program). Members are subject to dollar limitations which must be considered when requesting their guarantee. The Transfer Agent may reject any signature guarantee if it believes the transaction would otherwise be improper. Additional documentation is required for the sale of shares by corporations, intermediaries, fiduciaries and surviving joint owners. If you have any questions about the procedures, contact the Vintage Funds at 800-438-6375.

By Telephone: You may redeem your shares by telephone request unless you choose not to have this option on the Account Application. Call the Fund at (800) 438-6375 with instructions on how you wish to receive your sale proceeds.

By Check: A free check writing service is available for the Fund. To establish this service and obtain checks:

- at the time the account is opened, complete the Signature Card section of the Account Application Form; or

- after opening an account in the Fund, contact the Funds by telephone or mail to obtain an Account Application Form, and complete and return the Signature Card section.

You will receive the dividends and distributions declared on the shares to be redeemed up to the day that a check is presented for payment. Upon 30 days' prior written notice to you, the check writing privilege may be modified or terminated. You may not close a Fund account by writing a check. There is a $25 charge for each stop payment request. The minimum check amount is $250.

Auto Withdrawal Plan

The Auto Withdrawal Plan enables you, as a shareholder of the Fund, to make regular monthly redemptions of shares. With your authorization, the Transfer Agent will automatically redeem shares at NAV on the dates of the withdrawal and have it automatically deposited into your bank account or a check in the amount specified mailed to you. In order to participate:

- the required minimum withdrawal is $100; and

- the Fund must maintain a $10,000 minimum balance.

To participate in the Auto Withdrawal Plan, you should call (800) 438-6375 for more information.

Automatic Redemption

The Fund may automatically redeem your shares at NAV if your account drops below $10,000. Before the Fund exercises its right to redeem these shares, you will be given notice that the value of your shares is less than the minimum amount and will be allowed 30 days to make an additional investment that will increase the value of your account to at least $10,000.

If you elect to receive distributions in cash, and checks (1) are returned and marked as "undeliverable" or (2) remain uncashed for six months, your cash election will be changed automatically and your future dividend and capital gains distributions will be reinvested in the Fund at the per share NAV determined as of the date of payment of the distribution. In addition, any undeliverable checks or checks that remain uncashed for six months will be canceled and will be reinvested in the Fund.

Directed Dividend Option

You may elect to have all income dividends and capital gains distributions paid by check or reinvested in any other Vintage Fund (provided the other Fund is maintained at the minimum required balance).

The Directed Dividend Option may be modified or terminated by the Fund at any time after notice to participating shareholders. Participation in the Directed Dividend Option may be terminated or changed by the shareholder at any time by writing the distributor. The Directed Dividend Option is not available to participants in an IRA.

Dividends and Capital Gains

The Fund intends to declare net investment income daily as a dividend to shareholders at the close of business on the day of declaration. The Fund will generally pay such dividends monthly.

The Fund also intends to distribute its capital gains, if any, at least annually, normally in December of each year. A shareholder will automatically receive all income dividends and capital gains distributions in additional full and fractional shares of a Fund at NAV as of the ex-dividend date, unless the shareholder elects to receive dividends or distributions in cash. Such election must be made on the Account Application; any change in such election must be made in writing to the Fund at 1415 28th St., Suite 200, West Des Moines, Iowa 50266 and will become effective with respect to dividends and distributions having record dates after its receipt by the Transfer Agent. Dividends are paid in cash not later than seven business days after a shareholder's complete redemption of his or her shares.

Tax Considerations

Dividends that are distributed by a Fund that are derived from interest income exempt from federal income tax and are designated by the Fund as "exempt-interest dividends" will be exempt from regular federal income taxation. However, if tax-exempt interest earned by the Fund constitutes an item of tax preference for purposes of the alternative minimum tax ("AMT"), then a portion of the exempt interest dividends paid by the Fund may likewise constitute an item of tax preference. In addition, any exempt-interest dividends received by corporate shareholders may constitute an adjustment to AMT income for purposes of the AMT and the environmental tax imposed under Code Sections 55 and 59A, respectively.

Exempt-interest dividends of a Fund, although exempt from regular federal income tax, are included in the tax base for determining the extent to which Social Security and railroad benefits will be subject to federal income tax. All shareholders are required to report the receipt of dividends and distributions, including exempt-interest dividends, on their federal income tax returns.

Dividends paid out of a Fund's investment company taxable income (including dividends, taxable interest and net short-term capital gains) will be taxable to a U.S. shareholder as ordinary income. Distributions of net capital gains (the excess of net long-term capital gains over net short-term capital losses), if any, designated by a Fund as capital gain dividends are taxable as long-term capital gains, regardless of the length of time the shareholder has held a Fund's shares.

A distribution will be treated as paid on December 31 of the current calendar year if it is declared by a Fund in October, November or December of that year to shareholders of record on a date in such a month and paid by a Fund during January of the following calendar year. Such distributions will be treated as received by shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

Each year the Fund will notify shareholders of the tax status of dividends and distributions.

Distributions from the Fund may be subject to state and local taxes. Distributions of a Fund that are derived from interest on U.S. Government securities may be exempt from state and local taxes in certain states. Shareholders should consult their tax advisors regarding the possible exclusion for state and local income tax purposes of the portion of dividends paid by a Fund which is attributable to interest from U.S. Government securities and the particular tax consequences to them of an investment in a Fund, including the application of state and local tax laws.

Share Class

In this prospectus the Fund offers the class of shares described below.

Share Class	Class Description
Liquid Assets Class T	These shares offer a check writing privilege and are also offered through trust organizations or others providing shareholder services such as establishing and maintaining custodial accounts and records for their customers who invest in "T" shares, assisting customers in processing purchase, exchange and redemption requests and responding to customers' inquiries concerning their investments, though they may also be used in "sweep" programs. These shares bear separate distribution and/or shareholder servicing fees. Participating organizations selling or servicing these shares may receive different compensation with respect to one class over another.

Administrative Service Fees. The Fund has adopted a plan under the Administrative Services Plan that allows the Fund to pay service fees.

The Liquid Assets Fund plan allows charges of up to 0.25 percent but only 0.15 percent is currently authorized under the plan.

Householding Regulatory Materials. To reduce the volume of mail you receive, only one copy of financial reports, prospectuses, and other regulatory materials is mailed to your household. You can call us at (800) 438-6375, or write to us at the Fund address, to request (1) additional copies free of charge, or (2) that we discontinue our practice of householding regulatory materials.

The financial highlights table is intended to help you understand the Fund's financial performance for the past five years. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). Deloitte & Touche LLP audited the information for the years ended March 31, 2004, March 31, 2005, March 31, 2006, and March 31, 2007. Their report, along with the Fund's financial statements, are included in the Fund's annual report, which is available upon request and are incorporated herein by reference. The financial information for the period prior to April 1, 2003 was audited by other auditors.

		Investment Activities			Dividends and Distributions		
	NAV Beginning of Period	Net Investment Income (Loss)	Net Realized/ Unrealized Gains (Losses)	Total from Investment Activities	From Net Investment Income	From Net Realized Gains	Return of Capital
Liquid Assets Fund "T" Shares							
Year Ended March 31, 2007	$1.00	0.04	0.00	0.04	(0.04)	0.00	0.00
Year Ended March 31, 2006	$1.00	0.03	0.00	0.03	(0.03)	0.00	0.00
Year Ended March 31, 2005	$1.00	0.01	0.00	0.01	(0.01)	0.00	0.00
Year Ended March 31, 2004	$1.00	0.00	0.00	0.00	0.00	0.00	0.00
Year Ended March 31, 2003	$1.00	0.01	0.00	0.01	(0.01)	0.00	0.00

* During the period certain fees were voluntarily reduced. If such voluntary fee reductions had not occurred, the ratios would have been as indicated.

					TOTAL RETURN / RATIOS / SUPPLEMENTARY DATA		
Total Dividends and Distributions	NAV End of Period	Total Return	Net Assets End of Period (000 omitted)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Ratio of Expenses to Average Net Assets*	Ratio of Net Investment Income (Loss) to Average Net Assets*
(0.04)	$1.00	4.40%	$15,212	0.95%	4.28%	1.05%	4.18%
(0.03)	$1.00	2.90%	$27,537	0.98%	3.04%	1.08%	2.94%
(0.01)	$1.00	0.94%	$13,461	0.98%	0.93%	1.08%	0.83%
0.00	$1.00	0.41%	$18,804	0.87%	0.41%	1.05%	0.23%
(0.01)	$1.00	1.06%	$29,287	0.86%	1.09%	-----	-----

Investment Adviser and Administrator
WB Capital Management Inc.
1415 28th St., Suite 200
West Des Moines, Iowa 50266

Distributor
Foreside Distribution Services, L.P.
3435 Stelzer Road
Columbus, Ohio 43219

Legal Counsel
Cline, Williams, Wright, Johnson & Oldfather, LLP
233 S. 13th Street
1900 U.S. Bank Building
Lincoln, Nebraska 68508

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
1100 Walnut Street, Suite 3300
Kansas City, Missouri 64106

For more information about the Fund, the following documents are available:

Annual/Semi-Annual Reports to Shareholders

Annual and Semi-Annual Reports to Shareholders contain additional information on the Fund's investments. In the Annual Report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year.

Statement of Additional Information (SAI)

The Vintage Funds have an SAI, which contains more detailed information about the Fund, including its operations and investment policies. The Fund's SAI is incorporated by reference into (and is legally part of) this Prospectus.

You may request a free copy of the current Annual/Semi-Annual Report or the SAI, by contacting your broker or other financial intermediary, or by contacting the Fund:

By mail: c/o Vintage Mutual Funds, Inc.
                    1415 28th St., Suite 200
                    West Des Moines, IA 50266

By phone: For Information and Literature: (800) 438-6375

By email: inforequest@wbcap.net

By Internet: www.VintageFunds.com

Or you may view or obtain these documents from the SEC:

In person: at the SEC's Public Reference Room in Washington, D.C.

By phone: 1-202-942-8090 (For information only)

By mail: Public Reference Section
                    Securities and Exchange Commission
                    Washington, DC 20549-6009
                    (Duplicating fee required)

By email: Publicinfo@sec.gov

By Internet: www.sec.gov

The Fund may not be available in all states. Please contact the Fund to determine if the Fund is available for sale in your state.

File No. 811-08910

MUNICIPAL ASSETS FUND

T, S, and I Shares

Prospectus

July 30, 2007

Table of Contents

Risk/Return Summary

Municipal Assets Fund

Objectives. The investment objectives of the Fund are safety of principal and liquidity, and to the extent consistent with these objectives, maximum current income. The Municipal Assets Fund seeks current income that is exempt from federal income taxes.

Principal Investment Strategies. The Fund is a "money market fund" that seek to maintain a stable net asset value of $1.00 per share. The Fund pursues its objectives by maintaining a portfolio of high-quality money market securities. The Fund primarily invests in:

High-quality, tax-exempt debt obligations of state and municipal governments.

Principal Risks. The principal risks of investing in the Fund are interest rate risk and credit risk. An investment in a Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

Bar Chart and Performance Information

The bar chart for the Fund showing its annual returns followed by a table showing its average annual returns. The bar chart and the table provide an indication of the historical risk of an investment in the Fund by showing the changes in the Fund's performance from year to year over 10 years; and the Fund's average annual returns for one, five, and 10 years. A Fund's past performance, of course, does not necessarily indicate how it will perform in the future.

You may obtain current yield information for the Fund by calling 866-449-8468.

Municipal Assets Fund

Annual Returns



The annual returns in the bar chart are for the Fund's Class I shares.

The total return for the quarter ended June 30, 2007 was 0.69 percent.

During the period shown in the bar chart, the highest return for a quarter was 0.93 percent (quarter ending 12/31/00) and the lowest return for a quarter was 0.05 percent (quarter ending 09/30/03).

Average Annual Total Return as of 12/31/06

	1 Year	5 Year	10 Year
Municipal Assets, S Shares	2.11%	0.91%	1.74%
Municipal Assets, T Shares	2.37%	1.05%	1.94%
Municipal Assets, I Shares	2.52%	1.16%	2.08%

Fees and Expenses of the Funds

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Transaction Expenses
(Fees paid directly from your investment………………..**NONE**

ANNUAL FUND OPERATING EXPENSES (expenses that are deducted from Fund assets) and **EXAMPLES** (data as of 3/31/07)

The Examples are to help you compare the cost of investing in the Fund with the cost of investing in other funds. They assume that you invest $10,000 in the Fund for the periods indicated and then redeem all your shares at the end of those periods. They also assume that your investment has a 5 percent return each year and that the Fund's operating expenses stay the same. Your actual costs may be higher or lower.

Operating Expenses

Municipal Assets Fund S Shares

Management Fees	**0.35%**
Distribution (12b-1) Fees[4]	**0.15%**
Other Expenses[2]	**0.84%**
Total Operating Expenses	**1.34%**

Municipal Assets Fund T Shares

Management Fees	**0.35%**
Other Expenses[1]	**0.74%**
Total Operating Expenses	**1.09%**

Municipal Assets Fund I Shares

Management Fees	**0.35%**
Other Expenses[3]	**0.59%**
Total Operating Expenses	**0.94%**

(1) The Fund plan allows for an Administrative Services Fee of up to 0.25 percent, but the fee currently approved under the plan is 0.15 percent for this share class (which is included in the table). The Fund may approve a fee of up to 0.25 percent at any time.
(2) The Fund plan allows for an Administrative Services Fee of up to 0.25 percent, and the fee currently approved under the plan is 0.25 percent for this share class (which is included in the table).
(3) The Fund plan allows for an Administrative Services Fee of up to 0.25 percent, but the fee currently approved under the plan is 0.00 percent for this share class. The Fund may approve a fee of up to 0.25 percent at any time.
(4) The Fund distribution plan allows Distribution Fees of up to 0.25 percent for S Shares, but the fee currently approved under the plan is 0.15 percent (which is included in the table). The Fund may approve a fee of up to 0.25 percent at any time.

Examples

Municipal Assets Fund S Shares		Municipal Assets Fund T Shares	
After 1 year	$136	After 1 year	$111
After 3 years	$425	After 3 years	$347
After 5 years	$734	After 5 years	$601
After 10 years	$1,613	After 10 years	$1,329

Municipal Assets Fund I Shares	
After 1 year	$96
After 3 years	$300
After 5 years	$520
After 10 years	$1,155

Description of the Fund

This section of the Prospectus provides a more complete description of each Fund's investment objectives, principal strategies, and risks. There can, of course, be no assurance that any Fund will achieve its investment objective.

Understand the Risks

This section describes risks that affect the Fund portfolio as a whole. Certain of these risks may apply to one or more of the Fund. These risks are:

- **Interest Rate Risk** This is the risk that returns will be better or worse than expected because of changes in the level of interest rates.

- **Credit Risk** This is the risk associated with the ability of the firm that issues securities to meet its obligations on those securities.

- **Security Selection Risk** This is the risk that the securities selected may perform differently than securities selected in other funds. Performance of the Fund may be better or worse than other funds invested in similar securities.

Objectives and Principal Investment Strategies

The Fund investment objectives are safety of principal and liquidity, and to the extent consistent with these objectives, maximum current income exempt from Federal income taxes. As money market funds, the Fund must meet the requirements of SEC Rule 2a-7. The Rule imposes strict requirements on the investment quality, maturity, and diversification of the Fund investments. Under Rule 2a-7, the Fund investments must each have a remaining maturity of no more than 397 days and the Fund must each maintain an average weighted maturity that does not exceed 90 days.

The Fund pursues its objective by investing in high-quality, tax-exempt debt obligations of state and municipal governments. Under normal market conditions, the Fund will invest at least 80 percent of its net assets (plus the amount of any borrowings for investment purposes) in municipal securities. The Fund may invest in:

- tax-exempt debt obligations issued by state and municipal governments that are unrated and backed by demand repurchase commitments and participation interests in these securities; and

- variable rate demand notes.

The Fund may purchase new issues of tax-exempt debt obligations that are offered on a when-issued basis with the securities to be delivered and paid for approximately 45 days following the initial purchase commitment. The Fund also may invest up to 20 percent of its assets in taxable securities.

Risk Considerations

The Fund is subject to securities selection risk. This is the risk that the securities selected may perform differently than securities selected in other funds. In addition, specific risks of the Fund portfolio include:

Interest Rate Risk. Because the Fund invests in short-term securities, a decline in interest rates will affect the Fund yields as these securities mature or are sold and the Fund purchases new short-term securities with lower yields. Generally, an increase in interest rates causes the value of a debt instrument to decrease. The change in value for shorter-term securities is usually smaller than for securities with longer maturities. Because the Fund invests in securities with short maturities and seek to maintain a stable net asset value of $1.00 per share, it is possible, though unlikely, that an increase in interest rates would change the value of your investment.

Credit Risk. This is the risk that the issuer of a security will default (fail to make scheduled interest and principal payments). The Fund invests in highly rated securities to minimize credit risk.

Municipal Market Risk. The Municipal Assets Fund faces the risk that special factors may adversely affect the value of municipal securities and have a significant effect on the value of the Fund's investments. These factors include political or legislative changes, uncertainties related to the tax status of municipal securities, or the rights of investors in these securities. The Fund's investments in certain municipal securities with principal or interest payments that are made from a specific project or facility, and not from general tax revenues, may have differing risks. Factors affecting the project or facility, such as local or economic conditions, could have significant effect on the project's ability to make payments of principal and interest on these securities.

Other Investment Information

U.S. Government Securities. U.S. Government securities include obligations issued or guaranteed by the U.S. Treasury, such as Treasury bills, notes, bonds, and certificates of indebtedness, and obligations issued or guaranteed by agencies or instrumentalities of the U.S. Government.

Temporary Defensive Position. For temporary defensive purposes in response to adverse market or other conditions, the Fund may make investments, including short-term money market instruments or holding substantial cash reserves, which are inconsistent with the Fund's primary investment strategies. For the Municipal Assets Fund which invests primarily in tax-exempt securities, these temporary investments could include taxable securities. While the Fund is investing for temporary defensive purposes, they may not meet their investment objectives.

Management of the Funds

Investment Adviser

The Fund's Adviser is WB Capital Management Inc. (WB Capital), 1415 28th St., Suite 200, West Des Moines, Iowa 50266. WB Capital is a wholly owned subsidiary of West Bancorporation. WB Capital provides continuous investment management to pension and profit-sharing plans, insurance companies, public agencies, banks, endowments and charitable institutions, other mutual funds, individuals and others. As of June 30, 2007, WB Capital had approximately $4.4 billion in equity, fixed income and money market assets under management. The Board of Directors approved renewal of the investment advisory agreement for one year in March, 2007. A summary of the factors the Board considers each year when the investment advisory agreement is reviewed and renewed are provided in the annual report following the renewal.

WB Capital provides investment advisory services for the Fund. For these advisory services for the fiscal year ended March 31, 2007, the Funds paid WB Capital as a percentage of average daily net assets .035%.

Portfolio Managers

The day-to-day management of the Fund portfolio is the responsibility of the Fixed Income Team of WB Capital.

Purchase and Sale of Shares

How the Funds Value Their Shares

The Fund's NAV is calculated at 11:00 a.m. Central Standard Time each day the Federal Reserve Bank ("Fed") and New York Stock Exchange ("Exchange") is open for business. The Fund may choose to operate on a date when *either* the Fed or the Exchange is open.

To calculate NAV, a Fund's assets are valued and totaled, liabilities are subtracted, and the balance, called net assets, is divided by the number of shares outstanding. The Funds value their securities at their amortized cost. This method involves valuing a security at its cost and thereafter applying a constant amortization to maturity of any discount or premium, regardless of the effect of fluctuating interest rates on the market value of the investment.

A purchase order for shares received in good order by the Fund by 11:00 a.m. Central Standard Time is effected at the net asset value per share calculated as of 11:00 a.m. Central Standard Time, and investors will receive the dividend declared that day. Investments by check normally delay the date of purchase by one day.

How to Purchase Shares

You may purchase a Fund's shares directly from the Fund, through qualified banks, broker/dealers, investment advisory firms and other organizations that have entered into dealer and/or shareholder agreements with the distributor and/or servicing agreements with the Funds.

> Minimum investment amounts are:
> Initial $10,000
> Subsequent $100

All purchases must be in U.S. Dollars, initial purchase checks must be drawn on an account of the applicant. Third party, starter checks, and credit card convenience checks are not accepted. A fee is charged for checks that do not clear, the Funds will not accept a P.O. Box as a primary address, the Funds may waive its minimum purchase requirement and the Fund may reject a purchase order if it considers it in the best interests of the Fund and its shareholders.

For, Municipal Assets Fund T Shares

> To purchase shares of this share class, complete an Account Application and return it along with a check (or other negotiable bank draft or money order) in at least the minimum initial purchase amount, made payable to Vintage Mutual Funds, Inc. to:

> > Vintage Mutual Funds, Inc.
> > P.O. Box 182445
> > Columbus, OH 43218-2445

> An Account Application form can be obtained by calling the Funds at (800) 438-6375 or from the Funds' website at www.VintageFunds.com. Subsequent purchases of shares of a Fund may be made at any time by mailing a check, payable to Vintage Mutual Funds, Inc., to the above address. If you are an existing Fund shareholder, you may purchase additional shares by electronic funds transfer if the Funds' Transfer Agent has your bank account information on record. The purchase transaction may be initiated by calling (800) 438-6375.

For Municipal Assets Fund S or I Shares

> To purchase shares of these share classes, complete an Account Application and return it along with a check (or other negotiable bank draft or money order) in at least the minimum initial purchase amount, made payable to Vintage Mutual Funds, Inc. to:

> > Vintage Mutual Funds, Inc.
> > 1415 28th Street, Suite 200
> > West Des Moines, IA 50266

> An Account Application form can be obtained by calling the Funds at (866) 449-8468 or from the Funds' website at www.VintageFunds.com. Subsequent purchases of shares of a Fund may be made at any time by mailing a check, payable to Vintage Mutual Funds, Inc., to the above address. If you are an existing Fund shareholder, you may purchase additional shares by electronic funds transfer if the Funds' Transfer Agent has your bank account information on record. The purchase transaction may be initiated by calling (866) 449-8468 or by logging onto the Vintage Mutual Funds' online transaction system at www.IPASonline.com.

When purchasing shares by check or electronic funds transfer, the purchase may be delayed until the Fund is reasonably satisfied that the check or electronic funds transfer has been collected (which may take up to 10 business days).

Pursuant to federal law, all financial institutions must obtain, verify, and record information that identifies each person or entity that opens an account. When you open an account, you will be asked for the name, residential street address, date of birth, and Social Security or tax id number for each account owner and person(s) opening an account on behalf of others, such as custodians, agents, trustees, or other authorized signers.

We will use this information to verify the identity of the person(s)/entity opening the account. If we are unable to verify your identity, we are authorized to take any action permitted by law, including suspension of activity and involuntary redemption.

A Fund is required to withhold 29 percent of taxable dividends, capital gains distributions, and redemptions paid to shareholders who have not provided the Fund with their certified taxpayer identification number. To avoid this, you must provide your correct Tax Identification Number (Social Security Number for most investors) on your Account Application.

A Fund may refuse any order to purchase shares.

How to Exchange Shares

You may exchange your Fund shares for shares of the same class of the other Vintage Funds. Exchanges of shares are made at the next-determined NAV. You may request an exchange by mail or telephone. The Funds may change, suspend, or terminate the exchange service at any time.

Auto Exchange

In order to participate in Auto Exchange, after completing the appropriate section of the Account Application, you must:

- be a shareholder of the Funds;
- have a minimum initial purchase of $10,000 in the Funds; and
- maintain a minimum account balance of $10,000.

To change Auto Exchange instructions or to discontinue the feature, you must send a written request to the Vintage Mutual Funds, Inc., P.O. Box 182445, Columbus, OH, 43218-2445. The distributor may amend or terminate Auto Exchange without notice at any time.

How to Sell Shares

You may redeem your shares (*i.e.*, sell your shares back to a Fund) on any day the Fed and Exchange are open, either directly or through your financial intermediary. Your sales price will be the next-determined NAV after the Fund receives your sales request in proper form. Normally, proceeds will be sent by the Fund within 3 business days. If you recently purchased your shares by check or electronic funds transfer, your redemption payment may be delayed until the Fund is reasonably satisfied that the check or electronic funds transfer has been collected (which may take up to 10 business days).

Selling Shares Directly to the Fund

By Mail:

Send a signed letter of instruction to:

For Municipal Assets Fund "T" Shares
    Vintage Mutual Funds, Inc.
    P.O. Box 182445
    Columbus, OH 43218-2445

For Municipal Assets Fund "S" and "I" Shares
    Vintage Mutual Funds, Inc.
    1415 28th Street, Suite 200
    West Des Moines, IA 50266

For your protection, a bank, a member firm of a national stock exchange, a credit union, a clearing agency, a savings association, or other eligible guarantor institution, must guarantee signatures. The Fund will accept signature guarantees only from members of STAMP (Securities Transfer Agents Medallion Program), MSP (New York Exchange Medallion Signature Program) or SEMP (Stock Exchanges Medallion Program). Members are subject to dollar limitations which must be considered when requesting their guarantee. The Transfer Agent may reject any signature guarantee if it believes the transaction would otherwise be improper. Additional documentation is required for the sale of shares by corporations, intermediaries, fiduciaries and surviving joint owners. If you have any questions about the procedures, contact the Funds.

By Telephone:

You may redeem your shares by telephone request unless you choose not to have this option on the Account Application. Call our toll free number with instructions on how you wish to receive your redemption proceeds.

By Check:

A free check writing service is available for the Municipal Assets "T" Shares. To establish this service and obtain checks:

- at the time the account is opened, complete the Signature Card section of the Account Application Form; or
- for an existing account, contact the Funds by telephone or mail to obtain an Account Application Form, and complete and return the Signature Card section.

You will receive the dividends and distributions declared on the shares to be redeemed up to the day that a check is presented for payment. Upon 30 days' prior written notice to you, the check writing privilege may be modified or terminated. You may not close a Fund account by writing a check. There is a $25 charge for each stop payment request. The minimum check amount is $250.

By Internet:

For Municipal Assets "I" shares, you may redeem shares online through Vintage Mutual Funds' online transaction system at www.IPASonline.com. If the Fund's Transfer Agent has your bank account information on record, you can receive your redemption proceeds by electronic funds transfer. You can also receive your redemption proceeds by check.

Auto Withdrawal Plan

The Auto Withdrawal Plan enables you, as a shareholder of the Fund, to make regular monthly redemptions of shares. With your authorization, the Transfer Agent will automatically redeem shares at NAV on the dates of the withdrawal and have it automatically deposited into your bank account or a check in the amount specified mailed to you. In order to participate:

- the required minimum withdrawal is $100; and
- the Fund must maintain a $10,000 minimum balance.

To participate in the Auto Withdrawal Plan, you should call (800) 438-6375 for more information.

Automatic Redemption

The Fund may automatically redeem your shares at NAV if your account drops below $10,000. Before the Fund exercises its right to redeem these shares, you will be given notice that the value of your shares is less than the minimum amount and will be allowed 30 days to make an additional investment that will increase the value of your account to at least $10,000.

If you elect to receive distributions in cash, and checks (1) are returned and marked as "undeliverable" or (2) remain uncashed for six months, your cash election will be changed automatically and your future dividend and capital gains distributions will be reinvested in the Fund at the per share NAV determined as of the date of payment of the distribution. In addition, any undeliverable checks or checks that remain uncashed for six months will be canceled and will be reinvested in the Fund.

Dividends, Distributions, and Taxes

Directed Dividend Option

You may elect to have all income dividends and capital gains distributions paid by check or reinvested in any other Vintage Fund (provided the other Fund is maintained at the minimum required balance).

The Directed Dividend Option may be modified or terminated by the Funds at any time after notice to participating shareholders. Participation in the Directed Dividend Option may be terminated or changed by the shareholder at any time by writing the distributor. The Directed Dividend Option is not available to participants in an IRA.

Dividends and Capital Gains

The Fund intends to declare net investment income daily as a dividend to shareholders at the close of business on the day of declaration. The Fund will generally pay such dividends monthly.

The Fund also intends to distribute its capital gains, if any, at least annually, normally in December of each year. A shareholder will automatically receive all income dividends and capital gains distributions in additional full and fractional shares of a Fund at NAV as of the ex-dividend date, unless the shareholder elects to receive dividends or distributions in cash. Such election must be made on the Account Application; any change in such election must be made in writing to the Funds at 1415 28th St., Suite 200, West Des Moines, Iowa 50266 and will become effective with respect to dividends and distributions having record dates after its receipt by the Transfer Agent. Dividends are paid in cash not later than seven business days after a shareholder's complete redemption of his or her shares.

Tax Considerations

Dividends that are distributed by a Fund that are derived from interest income exempt from federal income tax and are designated by the Fund as "exempt-interest dividends" will be exempt from regular federal income taxation. However, if tax-exempt interest earned by the Fund constitutes an item of tax preference for purposes of the alternative minimum tax ("AMT"), then a portion of the exempt-interest dividends paid by the Fund may likewise constitute an item of tax preference. In addition, any exempt-interest dividends received by corporate shareholders may constitute an adjustment to AMT income for purposes of the AMT and the environmental tax imposed under Code Sections 55 and 59A, respectively. The Municipal Assets Fund is expected to be eligible to designate certain dividends as "exempt-interest dividends."

Exempt-interest dividends of a Fund, although exempt from regular federal income tax, are included in the tax base for determining the extent to which Social Security and railroad benefits will be subject to federal income tax. All shareholders are required to report the receipt of dividends and distributions, including exempt-interest dividends, on their federal income tax returns.

Dividends paid out of a Fund's investment company taxable income (including dividends, taxable interest and net short-term capital gains) will be taxable to a U.S. shareholder as ordinary income. Distributions of net capital gains (the excess of net long-term capital gains over net short-term capital losses), if any, designated by a Fund as capital gain dividends are taxable as long-term capital gains, regardless of the length of time the shareholder has held a Fund's shares.

A distribution will be treated as paid on December 31 of the current calendar year if it is declared by a Fund in October, November or December of that year to shareholders of record on a date in such a month and paid by a Fund during January of the following calendar year. Such distributions will be treated as received by shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

Each year the Fund will notify shareholders of the tax status of dividends and distributions.

Distributions from the Fund may be subject to state and local taxes. Distributions of a Fund that are derived from interest on U.S. Government securities may be exempt from state and local taxes in certain states. In certain states, distributions of the Municipal Assets Fund that are derived from interest on obligations of that state or its municipalities or any political subdivisions may be exempt from state and local taxes. Shareholders should consult their tax advisors regarding the possible exclusion for state and local income tax purposes of the portion of dividends paid by a Fund which is attributable to interest from U.S. Government securities and the particular tax consequences to them of an investment in a Fund, including the application of state and local tax laws.

Distribution Arrangements

Share Classes

This prospectus offers the class of shares described below.

Share Class	Class Description
Municipal Assets Class T	These shares offer a check writing privilege and are also offered through trust organizations or others providing shareholder services such as establishing and maintaining custodial accounts and records for their customers who invest in "T" shares, assisting customers in processing purchase, exchange and redemption requests and responding to customers' inquiries concerning their investments, though they may also be used in "sweep" programs. These shares bear separate distribution and/or shareholder servicing fees. Participating organizations selling or servicing these shares may receive different compensation with respect to one class over another.
Municipal Assets Class S	These shares are normally offered through financial institutions providing automatic "Sweep" investment programs to their customers. These shares bear separate distribution and/or shareholder servicing fees. Participating organizations selling or servicing these shares may receive different compensation with respect to one class over another.
Municipal Assets Class I	These shares pay no shareholder or servicing fees and therefore they are normally offered directly by the distributor or through trust organizations providing fiduciary account services for an additional fee.

Rule 12b-1 Fees. The Fund has adopted a plan under SEC Rule 12b-1 that allows the Fund to pay asset-based distribution and service fees. The Municipal Assets "S" Shares Fund plan allows charges of up to 0.25 percent and 0.15 percent is currently authorized under the plan.

Administrative Service Fees. The Fund has adopted a plan under the Administrative Services Plan that allows the Fund to pay service fees. The Municipal Assets Fund "T" shares plans allow charges of up to .25 percent but only 0.15 percent is currently being imposed under each plan. The Municipal Assets "S" Shares Fund plan allows charges of up to 0.25 percent and 0.25 percent is currently authorized under the plan. The Municipal Assets "I" Shares Fund plan allows charges of up to 0.25 percent and 0.00 percent is currently authorized under the plan.

Householding Regulatory Materials. To reduce the volume of mail you receive, only one copy of financial reports, prospectuses, and other regulatory materials is mailed to your household. You can call us at (800) 438-6375, or write to us at the Fund address, to request (1) additional copies free of charge, or (2) that we discontinue our practice of householding regulatory materials.

Financial Highlights

The financial highlights table is intended to help you understand the Fund's financial performance for the past five years. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). Deloitte & Touche LLP audited the information for the years ended March 31, 2004, March 31, 2005, March 31, 2006 and March 31, 2007. Their report along with the Funds financial statements, are included in the Funds annual reports, which are available upon request, and incorporated herein by reference. The financial information for the period prior to April 1, 2003 was audited by other auditors.

Municipal Assets S Shares

Year Ended March 31,	2007	2006	2005	2004	2003
Investment Activities					
NAV Beginning of Period	$1.00	$1.00	$1.00	$1.00	$1.00
Net Investment Income	0.02	0.02	0.01	0.00	0.00
Net Realized/Unrealized Gains	0.00	0.00	0.00	0.00	0.00
Total from Investment Activities	0.02	0.02	0.01	0.00	0.00
Dividends and Distributions					
From Net Investment Income	(0.02)	(0.02)	(0.01)	0.00	0.00
From Net Realized Gains	0.00	0.00	0.00	0.00	0.00
Return of Capital	0.00	0.00	0.00	0.00	0.00
Dividends and Distributions	(0.02)	(0.02)	(0.01)	0.00	0.00
NAV End of Period	$1.00	$1.00	$1.00		
Total Return / Ratios / Supplementary Data					
Total Return	2.23%	1.58%	0.54%	0.23%	0.35%
Net Assets End of Period (000 omitted)	$573	$2,102	$2,942	$2,783	$2,993
Expenses to Average Net Assets	1.34%	1.13%	0.90%	1.20%	1.10%
Investment Income to Average Net Assets	2.18%	1.55%	0.55%	0.24%	0.33%
Expenses to Average Net Assets*	1.48%	1.32%	1.34%	1.65%	1.17%
Investment Income to Average Net Assets*	2.05%	1.36%	0.10%	(0.21%)	0.26%

Municipal Assets T Shares

Year Ended March 31,	2007	2006	2005	2004	2003
Investment Activities					
NAV Beginning of Period	$1.00	$1.00	$1.00	$1.00	$1.00
Net Investment Income	0.02	0.02	0.01	0.00	0.00
Net Realized/Unrealized Gains	0.00	0.00	0.00	0.00	0.00
Total from Investment Activities	0.02	0.02	0.01	0.00	0.01
Dividends and Distributions					
From Net Investment Income	(0.02)	(0.02)	(0.01)	0.00	(0.01)
From Net Realized Gains	0.00	0.00	0.00	0.00	0.00
Return of Capital	0.00	0.00	0.00	0.00	0.00
Dividends and Distributions	(0.02)	(0.02)	(0.01)	0.00	(0.01)
NAV End of Period	$1.00	$1.00	$1.00		
Total Return / Ratios / Supplementary Data					
Total Return	2.49%	1.75%	0.58%	0.26%	0.55%
Net Assets End of Period (000 omitted)	$3,444	$3,276	$3,961	$3,666	$5,493
Expenses to Average Net Assets	1.09%	0.97%	0.85%	0.95%	0.92%
Investment Income to Average Net Assets	2.45%	1.72%	0.59%	0.26%	0.56%
Expenses to Average Net Assets*	1.23%	1.07%	1.09%	1.16%	-----
Investment Income to Average Net Assets*	2.32%	1.62%	0.35%	0.05%	-----

Municipal Assets I Shares

Year Ended March 31,	2007	2006	2005	2004	2003
Investment Activities					
NAV Beginning of Period	$1.00	$1.00	$1.00	$1.00	$1.00
Net Investment Income	0.03	0.02	0.01	0.00	0.00
Net Realized/Unrealized Gains	0.00	0.00	0.00	0.00	0.00
Total from Investment Activities	0.03	0.02	0.01	0.00	0.01
Dividends and Distributions					
From Net Investment Income	(0.03)	(0.02)	(0.01)	0.00	(0.01)
From Net Realized Gains	0.00	0.00	0.00	0.00	0.00
Return of Capital	0.00	0.00	0.00	0.00	0.00
Dividends and Distributions	(0.03)	(0.02)	(0.01)	0.00	(0.01)
NAV End of Period	$1.00	$1.00	$1.00		
Total Return / Ratios / Supplementary Data					
Total Return	2.64%	1.90%	0.64%	0.30%	0.70%
Net Assets End of Period (000 omitted)	$9,755	$12,926	$19,819	$27,471	$33,568
Expenses to Average Net Assets	0.94%	0.82%	0.79%	0.70%	0.77%
Investment Income to Average Net Assets	2.60%	1.87%	0.60%	0.31%	0.68%
Expenses to Average Net Assets*	0.98%	-----	0.84%	-----	-----
Investment Income to Average Net Assets*	2.57%	-----	0.55%	-----	-----

Investment Adviser and Administrator
WB Capital Management Inc.
1415 28th St., Suite 200
West Des Moines, Iowa 50266

Distributor
BISYS Fund Services Limited Partnership
3435 Stelzer Road
Columbus, Ohio 43219

Legal Counsel
Cline, Williams, Wright, Johnson & Oldfather
1900 U.S. Bank Building
233 S. 13th Street
Lincoln, Nebraska 68508

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
1100 Walnut Street, Suite 3300
Kansas City, Missouri 64106

For more information about the Fund, the following documents are available:

Annual/Semi-Annual Reports to Shareholders

Annual and Semi-Annual Reports to Shareholders contain additional information on the Fund's investments. In the Annual Report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year.

Statement of Additional Information (SAI)

The Fund has an SAI, which contains more detailed information about the Fund, including its operations and investment policies. The Fund SAI is incorporated by reference into (and is legally part of) this Prospectus.

You may request a free copy of the current Annual/Semi-Annual Report or the SAI, by contacting your broker or other financial intermediary, or by contacting the Fund:

By mail: c/o Vintage Mutual Funds, Inc.
                                  1415 28th St., Suite 200
                                  West Des Moines, IA 50266

By phone: For Information and Literature: (800) 438-6375

By email: Inforequest@img-dsm.com

By Internet: www.VintageFunds.com

Or you may view or obtain these documents from the SEC:
In person: at the SEC's Public Reference Room in Washington, D.C.

By phone: 1-202-942-8090 (For information only)

By mail: Public Reference Section
                                  Securities and Exchange Commission
                                  Washington, DC 20549-6009
                                  (Duplicating fee required)

By email: Publicinfo@sec.gov
By Internet: www.sec.gov

The Fund may not be available in all states. Please contact the Funds to determine if the Funds are available for sale in your state.
File No. 811-08910

Institutional Money Market Fund

Prospectus

July 30, 2007

TABLE OF CONTENTS

Risk/Return Summary

OBJECTIVES. The investment objectives of the Fund are safety of principal and liquidity, and to the extent consistent with these objectives, maximum current income.

PRINCIPAL INVESTMENT STRATEGIES. The Fund is a "money market fund" that seeks to maintain a stable net asset value of $1.00 per share. The Fund qualifies as a legal investment for public schools, agencies and local governments under the laws of the state of Iowa.

The Fund pursues its objectives by maintaining a portfolio of high-quality money market securities. The Fund primarily invests in:

- U.S. Treasury bills, notes and other obligations issued or guaranteed by the U.S. Government, its agencies, or instrumentalities;

- redeemable interest-bearing ownership certificates issued by one or more guaranteed loan trusts created for the purpose of acquiring participation interests in the guaranteed portion of Farmer's Home Administration guaranteed loans.

- high-quality commercial paper (rated or determined by the Adviser to be of comparable quality);

- certificates of deposit and bankers' acceptances issued by U.S. banks that have assets in excess of $10,000,000 and obligations of other banks or savings and loans insured by the FDIC;

- high-quality, short-term corporate obligations; and

- repurchase agreements collateralized by the types of securities listed above.

PRINCIPAL RISKS. The principal risks of investing in the Fund are interest rate risk, credit risk and security selection risk. An investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

- Interest Rate Risk. This is the risk that returns will fluctuate more than expected because of changes in the level of interest rates.

- Credit Risk. This is the risk associated with the ability of the firm that issues or guarantees securities to meet its obligations on those securities or guarantees.

- Security Selection Risk. This risk is the possibility that the choices in selecting securities do not perform as well as alternative securities.

PERFORMANCE: The Fund commenced operations on March 7, 2005. The total return for the quarter ended June 30, 2007 was 1.26 percent.

Annual Return



* Total return is annualized.

During the period shown in the bar chart, the highest return for a quarter was 1.30 percent (quarter ending 09/30/06) and the lowest return for a quarter was 0.70 percent (quarter ending 06/30/05).

Average Annual Total Return as of 12/31/06

	1 Year	Since Inception*
Institutional Money Market Fund	4.92%	4.11%

*Inception Date 03/07/05

To obtain current yield information for the Fund, please call 866-449-8468.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

SHAREHOLDER TRANSACTION EXPENSES
(Fees paid directly from your investment)...............................**NONE**

ANNUAL FUND OPERATING EXPENSES

Management Fees [1]	0.35%
Distribution (12b-1) Fees [2]	0.00%
Other Expenses [3]	0.39%
Total Fund Operating Expenses [4]	0.74%

[1] The Fund's Adviser has voluntarily waived all or a portion of the Management Fee. The Adviser may eliminate all or part of the fee waiver at any time.

[2] The Fund's distribution plan allows Distribution Fees of up to 0.25 percent, but no fees are currently being paid under the plan. The Fund may approve a fee of up to 0.25 percent at any time.

[3] The Fund plan allows for an Administrative Services Fee of up to 0.25 percent, but no such fee is currently being imposed under the plan (included in the table). The Fund may approve a fee of up to 0.25 percent at any time.

[4] The Fund's Adviser has voluntarily waived all or a portion of other fees.   Due to fee waivers, current total expenses are 0.25 percent. The Adviser may eliminate all or part of the fee waiver at any time.

EXPENSE EXAMPLE

The Expense Example below is provided to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Expense Example assumes that you invest $10,000 in the Fund for the periods indicated and then redeem all your shares at the end of those periods. The Expense Example also assumes that your investment has a 5 percent return each year and that the Fund's total operating expenses (not accounting for the voluntary waivers and fee reimbursements) stay the same. Your actual costs may be higher or lower.

EXPENSE EXAMPLES

After 1 year	$ 76
After 3 years	$237
After 5 years	$411
After 10 years	$918

Assuming the fee waivers and expense reimbursements described above remain in effect for the entire first three years of the Fund's operations, the Expense Example would be $25 for the first year and $64 after three years.

Description of the Fund

This section of the Prospectus provides a more complete description of the Fund's investment objectives, principal strategies, and risks. There can, of course, be no assurance that the Fund will achieve its investment objectives.

OBJECTIVES

The Fund's investment objectives are safety of principal and liquidity, and to the extent consistent with these objectives, maximum current income. As a money market fund, the Fund must meet the requirements of SEC Rule 2a-7. The Rule imposes strict requirements on the investment quality, maturity, and diversification of the Fund's investments. Under Rule 2a-7, the Fund's investments must each have a remaining maturity of no more than 397 days and the Fund must maintain an average weighted maturity that does not exceed 90 days.

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its objectives by investing in high-quality money market obligations. The Fund is offered to public and private K-12 schools, community colleges and other post secondary educational institutions (collectively "Educational Institutions") and qualifies as a legal investment for public schools, agencies and local governments under the laws of the state of Iowa. The Fund may invest in:

- U.S. Treasury bills, notes and other obligations issued or guaranteed by the U.S. Government, its agencies, or instrumentalities;

- redeemable interest-bearing ownership certificates issued by one or more guaranteed loan trusts created for the purpose of acquiring participation interests in the guaranteed portion of Farmer's Home Administration guaranteed loans.

- high-quality commercial paper (rated or determined by the Adviser to be of comparable quality);
- certificates of deposit and bankers' acceptances issued by U.S. banks that have assets in excess of $10,000,000 and obligations of other banks or savings and loans insured by the FDIC;

- high-quality, short-term corporate obligations; and

- repurchase agreements collateralized by the types of securities listed above.

The Fund qualifies as a legal investment for public educational institutions and other agencies and local governments under the laws of the state of Iowa.

RISK CONSIDERATIONS

The Fund is subject to security selection risk. This risk is the possibility that the securities selected for the Fund do not perform as well as those selected in other funds with similar investments. In addition, specific risks of the Fund's portfolio include:

INTEREST RATE RISK. Because the Fund invests in short-term securities, a decline in interest rates will affect the Fund's yields as these securities mature or are sold and the Fund purchases new short-term securities with lower yields. Generally, an increase in interest rates causes the value of a debt instrument to decrease. The change in value for shorter-term securities is usually smaller than for securities with longer maturities.

CREDIT RISK. This is the risk that a security's credit rating will be downgraded or that the issuer of a security or a guarantor will default (fail to make scheduled interest and principal payments or fail to fulfill its promise to repurchase securities). The Fund invests in securities issued by the Federal National Mortgage Association ("Fannie Mae"), the Federal Home Loan Mortgage Corporation ("Freddie Mac"). The entities while chartered or sponsored by the U.S. Congress, are not funded by appropriations from the U.S. Congress and the debt or mortgage related securities issued by them are neither guaranteed nor insured by the United States Government. Nevertheless, the Fund will invest in only highly rated securities to minimize credit risk.

Management of the Fund

INVESTMENT ADVISER

The Fund's Adviser is WB Capital Management Inc. (WB Capital), 1415 28th St., Suite 200, West Des Moines, Iowa 50266. WB Capital is a wholly owned subsidiary of West Bancorporation. WB Capital provides continuous investment management to pension and profit-sharing plans, insurance companies, public agencies, banks, endowments and charitable institutions, other mutual funds, individuals and others. As of June 30, 2007, WB Capital had approximately $4.4 billion in equity, fixed income and money market assets under management. The Board of Directors approved renewal of the investment advisory agreement for one year in March, 2007. A summary of the factors the Board considers each year when the investment advisory agreement is reviewed and renewed are provided in the annual report following the renewal.

WB Capital provides investment advisory services for the Fund. For these advisory services, the Fund pays WB Capital a fee of 0.35 percent of average daily net assets of the Fund. WB Capital currently waives a portion of the fee. WB Capital may eliminate the fee waiver, in whole or in part at any time.
Purchase and Sale of Shares

HOW THE FUND VALUES ITS SHARES

The Fund's NAV is calculated at 11:00 a.m. Central Standard Time each day the Federal Reserve Bank ("Fed") and the New York Stock Exchange ("Exchange") is open for business, except days on which there are not sufficient changes in the value of the Fund's portfolio securities that the Fund's net asset value might be materially affected and days during which no shares are tendered for redemption and no orders to purchase shares are received. The Fund may choose to operate on a date when either the Fed or the Exchange is open. Currently, the Fed and the Exchange are closed on New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Columbus Day, Veteran's Day, Thanksgiving Day and Christmas Day.

To calculate NAV, a Fund's assets are valued and totaled, liabilities are subtracted, and the balance, called net assets, is divided by the number of shares outstanding. The Fund values its securities at their amortized cost. This method involves valuing a security at its cost and thereafter applying a constant amortization to maturity of any discount or premium, regardless of the effect of fluctuating interest rates on the market value of the investment.

A purchase order for shares received in good order (as described below under "How To Purchase Shares") by the Fund by 11:00 a.m. Central Standard Time is effected at the net asset value per share calculated as of 11:00 a.m. Central Standard Time, and investors will receive the dividend declared that day.

HOW TO PURCHASE SHARES

Only educational institutions may purchase shares. The minimum initial investment is $10,000.

All purchases must be in U.S. Dollars. The Fund may waive its minimum purchase requirement and the Distributor may reject a purchase order if it considers it in the best interests of the Fund and its shareholders.

A "good order" to purchase shares of the Fund, first requires that an authorized official complete an Account Application and return it along with ACH instructions and authorization in at least the minimum initial purchase amount, made payable to Vintage Mutual Funds, Inc. to: Vintage Mutual Funds, Inc., 1415 28th St., Suite 200, West Des Moines, IA 50266.

Pursuant to federal law, all financial institutions must obtain, verify, and record information that identifies each entity that opens an account. When you open an account, you will be asked for the name, street address, and tax id number for each account owner and person(s) opening an account on behalf of others, such as custodians, agents, trustees, or other authorized signers.

An Account Application form can be obtained by calling the Fund at (866) 720-2995. Subsequent purchases of shares of the Fund may be made at any time by mailing a check, payable to Vintage Mutual Funds, Inc., to the above address, or by electronic funds transfer if you have completed the appropriate section of the Account Application. The transaction may be initiated electronically through IPASonline, or by calling (866) 720-2995 to arrange transfer from your bank account.

When purchasing your shares by check or electronic funds transfer, the purchase may be delayed until the Fund is reasonably satisfied that the check or electronic funds transfer has been collected (which may take up to 10 business days).

Frequent purchases and redemptions of money market funds is the nature of such funds as the Funds are used for sweep arrangements and as a cash equivalent by many investors. As a result, the Board of Directors has not adopted any policy affecting a shareholder's ability to purchase and redeem shares of the Fund other than those necessary to comply with the Fund's policies and procedures regarding anti-money laundering.

HOW TO SELL SHARES

You may redeem your shares (i.e., sell your shares back to a Fund) on any day the Fed and Exchange are open. Your sales price will be the next-determined NAV after the Fund receives your sales request in proper form. Normally, proceeds will be sent to you within 3 business days. If you recently purchased your shares by electronic funds transfer, your redemption payment may be delayed until the Fund is reasonably satisfied that the electronic funds transfer has been collected.

BY TELEPHONE:

You may redeem your shares by telephone request. Call the Fund at (866) 720-2995 with instructions on how you wish to receive your redemption proceeds.

BY INTERNET:

You may initiate your redemption by visiting www.IPASeducation.com on the Internet. Call the Fund at (866) 720-2995 to obtain authorization and instructions.

AUTOMATIC REDEMPTION

The Fund may automatically redeem your shares at NAV if your account drops below $10,000. Before the Fund exercises its right to redeem these shares, you will be given notice that the value of your shares is less than the minimum amount and will be allowed 30 days to make an additional investment that will increase the value of your account to at least $10,000.

If you elect to receive distributions in cash, and checks (1) are returned and marked as "undeliverable" or (2) remain uncashed for six months, your cash election will be changed automatically and your future dividend and capital gains distributions will be reinvested in the Fund at the per share NAV determined as of the date of payment of the distribution. In addition, any undeliverable checks or checks that remain uncashed for six months will be canceled and will be reinvested in the Fund.

Dividends and Distributions

DIRECTED DIVIDEND OPTION

You may elect to have all income dividends and capital gains distributions paid by electronic funds transfer or reinvested.

The Directed Dividend Option may be modified or terminated by the Fund at any time after notice to participating shareholders. Participation in the Directed Dividend Option may be terminated or changed by the shareholder at any time by writing the distributor.

DIVIDENDS AND CAPITAL GAINS

The Fund intends to declare net investment income daily as a dividend to shareholders at the close of business on the day of declaration. The Fund will generally pay such dividends monthly.

The Fund also intends to distribute its capital gains, if any, at least annually, normally in December of each year. A shareholder will automatically receive all income dividends and capital gains distributions in additional full and fractional shares of the Fund at NAV as of the ex-dividend date, unless the shareholder elects to receive dividends or distributions in cash. Such election must be made on the account application; any change in such election must be made in writing to the Fund at 1415 28th St., Suite 200, West Des Moines, Iowa 50266 and will become effective with respect to dividends and distributions having record dates after its receipt by the Transfer Agent.

Distribution Arrangements

SHARE CLASSES

In this prospectus the Fund offers only one class of shares. These shares are only available to educational institutions.

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund's financial performance for the past five years (or, if shorter, the period of the Fund's operations). The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions.) Deloitte & Touche LLP audited the information for the periods ended March 31, 2005, March 31, 2006 and March 31, 2007. Their reports, along with the Fund's financial statements, are included in the Funds' annual reports, which are available upon request, and incorporated herein by reference.

	From March 7, 2005 through March 31, 2005	Year Ended March 31, 2006	Year Ended March 31, 2007
Investment Activities			
NAV Beginning of Period	$1.00	$1.00	$1.00
Net Investment Income	0.00	0.04	0.05
Net Realized/Unrealized Gains	0.00	0.00	0.00
Total from Investment Activities	0.00	0.04	0.05
Dividends and Distributions			
From Net Investment Income	0.00	(0.04)	(0.05)
From Net Realized Gains	0.00	0.00	0.00
Return of Capital	0.00	0.00	0.00
Dividends and Distributions	0.00	(0.04)	(0.05)
NAV End of Period	$1.00	$1.00	$1.00
Total Return / Ratios / Supplementary Data			
Total Return	0.17%**	3.64%	5.13%
Net Assets End of Period (000 omitted)	$10,112	$63,486	$107,018
Expenses to Average Net Assets	0.15%***	0.21%	0.21%
Investment Income to Average Net Assets	2.54%***	3.94%	5.01%
Expenses to Average Net Assets*	0.74%***	0.74%	0.75%
Investment Income to Average Net Assets*	1.95%***	3.41%	4.47%

* During the period certain fees were voluntarily reduced. If such voluntary fee reductions had not occurred, the ratios would have been as indicated.
** Total return is for the period and has not been annualized.
***Ratios are annualized.

INVESTMENT ADVISER AND ADMINISTRATOR
WB Capital Management Inc.
1415 28th St., Suite 200
West Des Moines, Iowa 50266

DISTRIBUTOR
BISYS Fund Services LP
3435 Stelzer Road
Columbus, Ohio 43219

LEGAL COUNSEL
Cline, Williams, Wright, Johnson & Oldfather, LLP
1900 U.S. Bank Building
233 S. 13th Street
Lincoln, Nebraska 68508

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP
1100 Walnut Street, Suite 3300
Kansas City, Missouri 64106

For more information about the Fund, the following documents will be available:

ANNUAL/SEMI-ANNUAL REPORTS TO SHAREHOLDERS

Annual and Semi-Annual Reports to Shareholders contain additional information on the Fund's investments. In the Annual Report, you will find a discussion of the market conditions and investment strategies that significantly affected each Fund's performance during its last fiscal year.

STATEMENT OF ADDITIONAL INFORMATION (SAI)

The Fund has an SAI, which contains more detailed information about the Fund, including its operations and investment policies. The Fund's SAI is incorporated by reference into (and is legally part of) this Prospectus.

You may request a free copy of the current Annual/Semi-Annual Report or the SAI by contacting the Fund:

By mail: Vintage Mutual Funds, Inc.
                1415 28th St., Suite 200
                West Des Moines, Iowa 50266

By phone: For Information and Literature: (866) 720-2995

By email: inforequest@wbcap.net

By internet: www.IPASeducation.org

OR YOU MAY VIEW OR OBTAIN THESE DOCUMENTS FROM THE SEC:

In person: at the SEC's Public Reference Room in Washington, D.C.

By phone: 1-202-942-8090 (For information only)

By mail:Public Reference Section
                Securities and Exchange Commission
                Washington, DC 20549-6009
                (Duplicating fee required)

By email: PUBLICINFO@SEC.GOV

By internet: WWW.SEC.GOV

The Fund's SEC Registration Number is 811-08910.

The Fund is only available in Iowa.

Liquid Assets Fund S Shares

Prospectus

July 30, 2007

<u>**Risk/Return Summary**</u>
Objectives. The investment objectives of the Fund are safety of principal and liquidity, and to the extent consistent with these objectives, maximum current income.

Principal Investment Strategies. The Fund is a "money market fund" that seeks to maintain a stable net asset value of $1.00 per share. The Fund pursues its objectives by maintaining a portfolio of high-quality money market securities. The Fund primarily invests in: U.S. Treasury bills or notes and other obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities, and high-quality commercial paper and corporate obligations.

Principal Risks. The principal risks of investing in the Fund are interest rate risk and credit risk. An investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

Bar Chart and Performance Information

The Risk/Return Summary includes a bar chart for the Fund showing its annual returns and a table showing its average annual returns. The bar chart and the table provide an indication of the historical risk of an investment in the Fund by showing the changes in the Fund's performance from year to year over 10 years or, if less, the life of the Fund; and how the Fund's average annual returns for one, five, and 10 years, or, if less, the life of the Fund, compare to those of a broad-based securities market index. A Fund's past performance, of course, does not necessarily indicate how it will perform in the future.

Liquid Assets Fund

Annual Returns



The total return for the quarter ended June 30, 2007 was 0.98 percent. You may obtain current yield information for the Fund by calling (866) 449-8468.

During the period shown in the bar chart, the highest return for a quarter was 1.37 percent (quarter ending 12/31/00) and the lowest return for a quarter was 0.02 percent (quarter ending 12/31/03).

Average Annual Total Return as of 12/31/06

	1 Year	5 Year	10 Year	Since Inception*
Liquid Assets, S Shares	3.56%	1.32%	2.79%	3.81%

*Inception Date 6/1/82

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

SHAREHOLDER TRANSACTION EXPENSES
(Fees paid directly from your investment)..………………………………………**NONE**

ANNUAL FUND OPERATING EXPENSES AND EXAMPLES

Operating Expenses	
Management Fees	**0.35%**
Distribution (12b-1) Fees	**0.40%**[1]
Other Expenses	**0.73%**[2]
Total Fund Operating Expenses	**1.48%**

[1] The Fund's distribution plan allows distribution fees of up to 0.50 percent, but only 0.40 is currently approved by the Fund.

[2] The Fund pays an Administrative Services Fee of 0.25 percent to a participating organization, which performs administrative duties, and which is included in other expenses.

The Example is to help you compare the cost of investing in the Fund with the cost of investing in other funds. It assumes that you invest $10,000 in the Fund for the periods indicated and then redeem all your shares at the end of those periods. It also assumes that your investment has a 5 percent return each year and that the Fund's operating expenses stay the same. Your actual costs may be higher or lower.

Example	
After 1 year	**$144**
After 3 years	**$446**
After 5 years	**$771**
After 10 years	**$1,691**

DESCRIPTION OF THE FUND
This section of the Prospectus provides a more complete description of the Fund's investment objectives, principal strategies, and risks. There can, of course, be no assurance that any Fund will achieve its investment objective.

Understand the Risks
This section describes risks that affect the Fund portfolios as a whole. Certain of these risks may apply to the Fund. These risks are:

- **Interest Rate Risk** This is the risk that returns will be better or worse than expected because of changes in the level of interest rates.
- **Credit Risk** This is the risk associated with the ability of the firm that issues securities to meet its obligations on those securities.
- **Security Selection Risk** This is the risk that the securities selected may perform differently than securities selected in similar fund. Performance of the Fund may be better or worse than other funds invested in similar securities.

Objectives and Principal Investment Strategies
The Fund investment objectives are safety of principal and liquidity, and to the extent consistent with these objectives, maximum current income. As a money market fund, the Fund must meet the requirements of SEC Rule 2a-7. The Rule imposes strict requirements on the investment quality, maturity, and diversification of the Fund investments. Under Rule 2a-7, the Fund investments must each have a remaining maturity of no more than 397 days and the Fund must each maintain an average weighted maturity that does not exceed 90 days.

The Fund pursues its objectives by investing in high-quality money market obligations. The Fund may invest in:

➢ U.S. Treasury bills, notes and other obligations issued or guaranteed by the U.S. Government, its agencies, or instrumentalities;
➢ redeemable interest-bearing ownership certificates issued by one or more guaranteed loan trusts created for the purpose of acquiring participation interests in the guaranteed portion of Farmer's Home Administration guaranteed loans;
➢ high-quality commercial paper (rated or determined by the Adviser to be of comparable quality);
➢ certificates of deposit and bankers' acceptances issued by U.S. banks that have assets in excess of $10,000,000 and obligations of other banks or savings and loans insured by the FDIC;
➢ high-quality, short-term corporate obligations; and
➢ repurchase agreements collateralized by the types of securities listed.

Risk Considerations
The Fund is subject to security selection risk. This is the risk that the securities selected may perform differently than securities selected in similar fund. Performance of the Fund may be better or worse than other funds invested in similar securities. Other risks include:

- **Interest Rate Risk.** Because the Fund invests in short-term securities, a decline in interest rates will affect the Fund yields as these securities mature or are sold and the Fund purchases new short-term securities with lower yields. Generally, an increase in interest rates causes the value of a debt instrument to decrease. The change in value for shorter-term securities is usually smaller than for securities with longer maturities. Because the Funds invest in securities with short maturities and seek to maintain a stable net asset value of $1.00 per share, it is possible, though unlikely, that an increase in interest rates would change the value of your investment.
- **Credit Risk**. This is the risk that a security's credit rating will be downgraded or that the issuer of a security will default (fail to make scheduled interest and principal payments). The Funds invest in highly rated securities to minimize credit risk.

Other Investment Information
U.S. Government Securities. U.S. Government securities include obligations issued or guaranteed by the U.S. Treasury, such as Treasury bills, notes, bonds, and certificates of indebtedness, and obligations issued or guaranteed by agencies or instrumentalities of the U.S. Government.
Temporary Defensive Position. For temporary defensive purposes in response to adverse market or other conditions, a Fund may make investments, including short-term money market instruments or holding substantial cash reserves, which are inconsistent with the Fund's primary investment strategies. While the Fund is investing for temporary defensive purposes, it may not meet its investment objectives.

<u>Management of the Funds</u>
Investment Adviser
The Fund's Adviser is WB Capital Management Inc. (WB Capital), 1415 28th St., Suite 200, West Des Moines, Iowa 50266. WB Capital is a wholly owned subsidiary of West Bancorporation. WB Capital provides continuous investment management to pension and profit-sharing plans, insurance companies, public agencies, banks, endowments and charitable institutions, other mutual funds, individuals and others. As of June 30, 2007, WB Capital had approximately $4.4 billion in equity, fixed income and money market assets under management. The Board of Directors approved renewal of the investment advisory agreement for one year in March, 2007. A summary of the factors the Board considers each year when the investment advisory agreement is reviewed and renewed are provided in the annual report following the renewal.

WB Capital provides investment advisory services and order placement facilities for the Funds. For these advisory services for the fiscal year ending March 31, 2007, the Funds paid WB Capital a fee of 0.35% as a percentage of average daily net assets.

Portfolio Managers
The day-to-day management of the Fund is the responsibility of the Fixed Income Team of WB Capital.

Purchase and Sale of Shares

How the Funds Value Their Shares

The Fund NAV is calculated at 11:00 a.m. Central Standard Time each day the Federal Reserve Bank ("Fed") and New York Stock Exchange ("Exchange") is open for business. The Fund may choose to operate on a date when *either* the Fed or the Exchange is open. To calculate NAV, the Fund assets are valued and totaled, liabilities are subtracted, and the balance, called net assets, is divided by the number of shares outstanding. The Fund values its securities at their amortized cost. This method involves valuing a security at its cost and thereafter applying a constant amortization to maturity of any discount or premium, regardless of the effect of fluctuating interest rates on the market value of the investment. A purchase order for shares received in good order by the Fund by 11:00 a.m. Central Standard Time is effected at the net asset value per share calculated as of 11:00 a.m. Central Standard Time, and investors will receive the dividend declared that day.

How to Purchase Shares

You may purchase the Fund's shares through qualified banks, broker/dealers, investment advisory firms and other organizations that have entered into dealer and/or shareholder agreements with the distributor and/or servicing agreements with the Funds. The minimum initial investment amount is $10,000.

All purchases must be in U.S. Dollars, initial purchase checks must be drawn on an account of the applicant. Third party, starter checks and credit card convenience checks are not accepted. A fee is charged for checks that do not clear, the Funds will not accept a P.O. Box as a primary address, the Funds may waive its minimum purchase requirement and the Fund may reject a purchase order if it considers it in the best interests of the Fund and its shareholders.

To purchase shares of the Fund, complete an Account Application and return it along with a check (or other negotiable bank draft or money order) in at least the minimum initial purchase amount, made payable to Vintage Mutual Funds, Inc. to: Vintage Mutual Funds, Inc., 1415 28th St., Suite 200, West Des Moines, IA 50266.

An Account Application form can be obtained by calling the Fund at (866) 449-8468. Subsequent purchases of shares of a Fund may be made at any time by mailing a check, payable to Vintage Mutual Funds, Inc., to the above address. If you are an existing Fund shareholder, you may purchase shares by electronic funds transfer if you have completed the appropriate section of the Account Application by calling (866) 449-8468 to arrange a transfer from your bank account. When purchasing your shares by check or electronic funds transfer, the purchase may be delayed until the Fund is reasonably satisfied that the check or electronic funds transfer has been collected (which may take up to 10 business days).

A Fund is required to withhold 29% of taxable dividends, capital gains distributions, and redemptions paid to shareholders that have not provided the Fund with their certified taxpayer identification number. To avoid this, you must provide your correct Tax Identification Number (Social Security Number for most investors) on your Account Application.

Pursuant to federal law, all financial institutions must obtain, verify, and record information that identifies each person or entity that opens an account. When you open an account, you will be asked for the name, street address, date of birth, and Social Security or tax id number for each account owner and person(s) opening an account on behalf of others, such as custodians, agents, trustees, or other authorized signers. We will use this information to verify the identity of the person(s)/entity opening the account. If we are unable to verify your identity, we are authorized to take any action permitted by law, including suspension of activity and involuntary redemption.

A Fund may refuse any order to purchase shares. In particular, the Funds reserve the right to restrict purchases of shares (including exchanges) when they appear to evidence a pattern of frequent purchases and sales made in response to short-term conditions. Frequent purchases and redemptions of money market funds is the nature of such funds as the Funds are used for sweep arrangements and as a cash equivalent by many investors. As a result the Board of Directors has not adopted any policy affecting a shareholder's ability to purchase and redeem shares of the Fund other than those necessary to comply with the Fund's policies and procedures regarding anti-money laundering.

How to Exchange Shares
You may exchange your Fund shares for shares of the same class of the other Vintage Funds. Exchanges of shares are made at the next-determined NAV. You may request an exchange by mail or telephone. The Funds may change, suspend, or terminate the exchange service at any time.

How to Sell Shares
You may redeem your shares (*i.e.*, sell your shares back to a Fund) on any day the Fed and Exchange are open, either directly or through your financial intermediary. Your sales price will be the next-determined NAV after the Fund receives your sales request in proper form. Normally, proceeds will be sent by the Fund within 3 days. If you recently purchased your shares by check or electronic funds transfer, your redemption payment may be delayed until the Fund is reasonably satisfied that the check or electronic funds transfer has been collected (which may take up to 10 business days).

Selling Shares Directly to the Fund
By Mail: Send a signed letter of instruction to: Vintage Mutual Funds, Inc., 1415 28th St., Suite 200, West Des Moines, IA 50266. For your protection, a bank, a member firm of a national stock exchange, a credit union, a clearing agency, a savings association, or other eligible guarantor institution, must guarantee signatures. The Funds will accept signature guarantees only from members of STAMP (Securities Transfer Agents Medallion Program), MSP (New York Exchange Medallion Signature Program) or SEMP (Stock Exchanges Medallion Program). Members are subject to dollar limitations which must be considered when requesting their guarantee. The Transfer Agent may reject any signature guarantee if it believes the transaction would otherwise be improper. Additional documentation is required for the sale of shares by corporations, intermediaries, fiduciaries and surviving joint owners. If you have any questions about the procedures, contact the Fund.

By Telephone: You may redeem your shares by telephone request unless you choose not to have this option on the Account Application. Call the Fund at (866) 449-8468 with instructions on how you wish to receive your sale proceeds.

Auto Withdrawal Plan The Auto Withdrawal Plan enables you, as a shareholder of the Fund, to make regular monthly redemptions of shares. With your authorization, the Transfer Agent will automatically redeem shares at NAV on the dates of the withdrawal and have it automatically deposited into your bank account or a check in the amount specified mailed to you. In order to participate, the required minimum withdrawal is $100 and the Fund must maintain a $10,000 minimum balance. To participate in the Auto Withdrawal Plan, you should call (866) 449-8468 for more information.

Automatic Redemption
The Fund may automatically redeem your shares at NAV if your account drops below $10,000. Before the Fund exercises its right to redeem these shares, you will be given notice that the value of your shares is less than the minimum amount and will be allowed 30 days to make an additional investment that will increase the value of your account to at least $10,000. If you elect to receive distributions in cash, and checks (1) are returned and marked as "undeliverable" or (2) remain uncashed for six months, your cash election will be changed automatically and your future dividend and capital gains distributions will be reinvested in the Fund at the per share NAV determined as of the date of payment of the distribution. In addition, any undeliverable checks or checks that remain uncashed for six months will be canceled and will be reinvested in the Fund.

Dividends, Distributions, and Taxes

Directed Dividend Option You may elect to have all income dividends and capital gains distributions paid by check or reinvested in any other Vintage Fund (provided the other Fund is maintained at the minimum required balance). The Directed Dividend Option may be modified or terminated by the Funds at any time after notice to participating shareholders. Participation in the Directed Dividend Option may be terminated or changed by the shareholder at any time by writing the distributor. The Directed Dividend Option is not available to participants in an IRA.

Dividends and Capital Gains The Funds intend to declare net investment income daily as a dividend to shareholders at the close of business on the day of declaration. These Funds will generally pay such dividends monthly. The Fund also intends to distribute its capital gains, if any, at least annually, normally in December of each year. A shareholder will automatically receive all income dividends and capital gains distributions in additional full and fractional shares of the Fund at NAV as of the ex-dividend date, unless the shareholder elects to receive dividends or distributions in cash. Such election must be made on the Account Application; any change in such election must be made in writing to the Funds at 1415 28th St., Suite 200, West Des Moines, Iowa 50266 and will become effective with respect to dividends and distributions having record dates after its receipt by the Transfer Agent. Dividends are paid in cash not later than seven business days after a shareholder's complete redemption of his or her shares.

Tax Considerations Dividends that are distributed by the Fund that are derived from interest income exempt from federal income tax and are designated by the Fund as "exempt-interest dividends" will be exempt from regular federal income taxation. However, if tax-exempt interest earned by the Fund constitutes an item of tax preference for purposes of the alternative minimum tax ("AMT"), then a portion of the exempt-interest dividends paid by the Fund may likewise constitute an item of tax preference. In addition, any exempt-interest dividends received by corporate shareholders may constitute an adjustment to AMT income for purposes of the AMT and the environmental tax imposed under Code Sections 55 and 59A, respectively All shareholders are required to report the receipt of dividends and distributions, including exempt-interest dividends, on their federal income tax returns. Dividends paid out of a Fund's investment company taxable income (including dividends, taxable interest and net short-term capital gains) will be taxable to a U.S. shareholder as ordinary income. Distributions of net capital gains (the excess of net long-term capital gains over net short-term capital losses), if any, designated by a Fund as capital gain dividends are taxable as long-term capital gains, regardless of the length of time the shareholder has held a Fund's shares.

A distribution will be treated as paid on December 31 of the current calendar year if it is declared by a Fund in October, November or December of that year to shareholders of record on a date in such a month and paid by a Fund during January of the following calendar year. Such distributions will be treated as received by shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received. Each year the Funds will notify shareholders of the tax status of dividends and distributions. Distributions from both of the Funds may be subject to state and local taxes. Distributions of a Fund that are derived from interest on U.S. Government securities may be exempt from state and local taxes in certain states. In certain states, distributions of the Municipal Assets Fund that are derived from interest on obligations of that state or its municipalities or any political subdivisions may be exempt from state and local taxes. Shareholders should consult their tax advisors regarding the possible exclusion for state and local income tax purposes of the portion of dividends paid by a Fund which is attributable to interest from U.S. Government securities and the particular tax consequences to them of an investment in a Fund, including the application of state and local tax laws.

Distribution Arrangements
Rule 12b-1 Fees. The Fund has adopted a plan under SEC Rule 12b-1 that allows the Fund to pay asset-based distribution and service fees. The plan allows charges of up to 0.50 percent but only 0.40 percent is currently authorized under the plan.

Administrative Service Plan. The Fund has adopted an Administrative Services Plan that allows the Fund to pay service fees. The plan allows charges of up to 0.25 percent and 0.25 percent is currently authorized under the plan.

Householding Regulatory Materials. To reduce the volume of mail you receive, only one copy of financial reports, prospectuses, and other regulatory materials is mailed to your household. You can call us at (866) 449-8468, or write to us at the Fund address, to request (1) additional copies free of charge, or (2) that we discontinue our practice of householding regulatory materials.

Financial Highlights
The financial highlights table is intended to help you understand the Fund's financial performance for the past five years (or, if shorter, the period of the Fund's operations). Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). Deloitte & Touche LLP audited the information for the years ended March 31, 2004, March 31, 2005, March 31, 2006 and March 31, 2007. Their reports, along with the Fund's financial statements, are included in the Fund's annual report, which is

available upon request, and incorporated herein by reference. The financial information for the period prior to April 1, 2003 was audited by other auditors.

Year Ended March 31,	2007	2006	2005	2004	2003
Investment Activities					
NAV Beginning of Period	$1.00	$1.00	$1.00	$1.00	$1.00
Net Investment Income	0.04	0.02	0.01	0.00	0.00
Net Realized/Unrealized Gains	0.00	0.00	0.00	0.00	0.00
Total from Investment Activities	0.04	0.02	0.01	0.00	0.01
Dividends and Distributions					
From Net Investment Income	(0.04)	(0.02)	(0.01)	0.00	(0.01)
From Net Realized Gains	0.00	0.00	0.00	0.00	0.00
Return of Capital	0.00	0.00	0.00	0.00	0.00
Dividends and Distributions	(0.04)	(0.02)	(0.01)	0.00	(0.01)
NAV End of Period	$1.00	$1.00	$1.00	$1.00	$1.00
Total Return / Ratios / Supplementary Data					
Total Return	3.88%	2.39%	0.56%	0.08%	0.56%
Net Assets End of Period (000 omitted)	$10,138	$11,581	$13,371	$37,139	$74,250
Expenses to Average Net Assets	1.45%	1.48%	1.32%	1.37%	1.36%
Investment Income to Average Net Assets	3.87%	2.36%	0.41%	0.08%	0.56%
Expenses to Average Net Assets*	1.55%	1.58%	1.58%	1.55%	-----
Investment Income to Average Net Assets*	3.77%	2.26%	0.16%	(0.10%)	-----

* During the period certain fees were voluntarily reduced. If such voluntary fee reductions had not occurred, the ratios would have been as indicated.

Investment Adviser and Administrator
WB Capital Management Inc.
1415 28th St., Suite 200,
West Des Moines, Iowa 50266

Distributor
BISYS Fund Services Limited Partnership,
3435 Stelzer Road
Columbus, Ohio 43219

Legal Counsel
Cline, Williams, Wright, Johnson & Oldfather, LLP,
233 S. 13th Street, 1900
U.S. Bank Building
Lincoln, Nebraska 68508

Independent Registered Public Accounting Firm
Deloitte & Touche LLP,
1100 Grand Boulevard, Suite 3300,
Kansas City, Missouri 64106

For more information about the Fund, the following documents are available:

Annual/Semi-Annual Reports to Shareholders
Annual and Semi-Annual Reports to Shareholders contain additional information on the Fund's investments. In the Annual Report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year.

Statement of Additional Information (SAI)
The Fund has an SAI, which contains more detailed information about the Fund, including its operations and investment policies. The Fund SAI is incorporated by reference into (and is legally part of) this Prospectus.
You may request a free copy of the current Annual/Semi-Annual Report or the SAI, by contacting your broker or other financial intermediary, or by contacting the Fund:
By mail: c/o Vintage Mutual Funds, Inc., 1415 28th St., Suite 200, West Des Moines, IA 50266
By phone: For Information and Literature: (866) 449-8468
By email: inforequest@wbcap.net
By Internet: www.VintageFunds.com

Or you may view or obtain these documents from the SEC:
In person: at the SEC's Public Reference Room in Washington, D.C.
By phone: 1-202-942-8090(For information only)
By mail: Public Reference Section,
                   Securities and Exchange Commission,
                   Washington, DC 20549-6009
                   (Duplicating fee required)
By email: Publicinfo@sec.gov
By Internet: www.sec.gov

The Vintage Funds may not be available in all states. Please contact the Funds to determine if the Funds are available for sale in your state.

File No. 811-08910